Filed Pursuant to Rule 424(b)(3)

Registration No. 333-295384

PROSPECTUS

Up to 2,000,000 Shares

Common Stock

SeaStar Medical Holding Corporation

This prospectus relates to the resale, from time to time, of up to 2,000,000 shares of our Common Stock by Lincoln Park Capital Fund, LLC (“Lincoln Park” or the “selling stockholder”).

The shares of Common Stock being offered by the selling stockholder have been or may be purchased pursuant to the purchase agreement, dated April 25, 2025, that we entered into with Lincoln Park (the “Purchase Agreement”). See “The Lincoln Park Transaction” for a description of the Purchase Agreement and “Selling Stockholder” for additional information regarding Lincoln Park. The prices at which Lincoln Park may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares of Common Stock by the selling stockholder. We may receive up to $14,657,887.43 (in addition to the $342,112.57 previously received from sales made pursuant to the Purchase Agreement prior to the date of this prospectus) aggregate gross proceeds (subject to certain limitations) under the Purchase Agreement from any sales we make to Lincoln Park pursuant to the Purchase Agreement after the date of this prospectus. As of April 20, 2026, we have sold an aggregate of 138,184 shares of our common stock to Lincoln Park for gross proceeds of approximately $342,112.57 under the Purchase Agreement, which shares (together with the 23,641 Commitment Shares) were registered for resale by Lincoln Park under the May 2025 Registration Statement and 335,457 shares of Common Stock remain to be sold pursuant to the May 2025 Registration Statement.

The selling stockholder may sell or otherwise dispose of the shares of Common Stock described in this prospectus in a number of different ways and at varying prices. See “Plan of Distribution” for more information about how the selling stockholder may sell or otherwise dispose of the shares of Common Stock being registered pursuant to this prospectus. The selling stockholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.

The selling stockholder will pay all brokerage fees and commissions and similar expenses. We will pay the expenses (except brokerage fees and commissions and similar expenses) incurred in registering the shares, including legal and accounting fees. See “Plan of Distribution.”

We are a “smaller reporting company” under the federal securities laws and, as such, are subject to reduced public company reporting requirements. See “Implications of Being a Smaller Reporting Company.”

We are an “emerging growth company” under the federal securities laws and, as such, are subject to reduced public company reporting requirements. See “Implications of Being an Emerging Growth Company.”

Our Common Stock and warrants exercisable for one share of Common Stock for $11.50 per share (the “Listed Warrants”) are traded on the Nasdaq Stock Market under the symbols “ICU” and “ICUCW,” respectively. On April 20, 2026, the closing price of our Common Stock was $4.63 per share, and the closing price of our Listed Warrants, was $0.0249 per warrant.

On January 5, 2026, we effected a 1-for-10 reverse stock split (the “Reverse Split”) of our issued and outstanding shares of Common Stock, and our shares of Common Stock began trading on a split-adjusted basis on the Nasdaq Capital Market on January 5, 2026 under the same symbol “ICU”. All of our stock options and warrants outstanding immediately prior to the Reverse Split were proportionally adjusted except for the Listed Warrants and the private placement warrants that were issued as part of the SPAC transaction, which total 16,788,000 outstanding warrants in the aggregate (the “Unadjusted Warrants”). The Unadjusted Warrants retain an $11.50 exercise price each and require the exercise of 250 warrants to purchase one share of Common Stock. Unless otherwise indicated, all other share and per share prices in this prospectus have been adjusted to reflect the Reverse Split.

Investing in our securities involves a high degree of risk. You should read “Risk Factors” beginning on page 6 of this prospectus, and under similar headings in the documents incorporated by reference in this prospectus, as well as in any amendments or supplements to this prospectus, to read about factors to consider before purchasing our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 11, 2026.

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ABOUT THIS PROSPECTUS

We have not, and the selling stockholder has not, authorized anyone to provide you with information different from that contained in this prospectus or any accompanying prospectus supplement or free writing prospectus, and neither we nor the selling stockholder take any responsibility for any other information that others may give you. We and the selling stockholder are offering to sell these securities and seeking offers to buy these securities only in jurisdictions where offers and sales are permitted. This prospectus and any accompanying supplement to this prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate.

You should not assume that the information contained in this prospectus or any prospectus supplement or free writing prospectus is accurate as of any date other than the date on the front cover of those documents, regardless of the time of delivery of this prospectus or any sale of a security. Our business, financial condition, results of operations and prospects may have changed since those dates.

This prospectus relates to the offering of our Common Stock. Before buying any of our Common Stock, you should carefully read this prospectus, any supplement to this prospectus, and the additional information under the heading “Where You Can Find More Information.” These documents contain important information that you should consider when making your investment decision. Unless the context indicates otherwise, references to the “Company,” “we,” “us” and “our” refer to the business of SeaStar Medical Holding Corporation, a Delaware corporation, and its consolidated subsidiaries following the Business Combination. “LMAO” refers to LMF Acquisition Opportunities, Inc. prior to the Business Combination.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated herein by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act of 1934, as amended (the “Exchange Act”). These statements are based on our management’s current beliefs, expectations and assumptions about future events, conditions and results and on information currently available to us. Discussions containing these forward-looking statements may be found, among other places, in the sections titled “Business,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our actual results may differ, including materially, from those anticipated in these forward-looking statements as a result of various risks and uncertainties. These risks and uncertainties include, but are not limited to, those risks discussed in this prospectus under “Risk Factors,” the risks described under “Part I—Item 1A—Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2025, and under “Part II, Item 1A—Risk Factors” in our Quarterly Reports on Form 10-Q, both of which are incorporated herein by reference.

Any statements in this prospectus and the documents incorporated herein about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. Within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, these forward-looking statements may include, but are not limited to, statements regarding:

●	our plans to conduct further clinical trials and anticipated enrollment, clinical sites, completion, results, and timing thereof;

●	our plans and expected timeline related to our products, including timing of commercial launch, or developing new products, to address additional indications or to obtain regulatory approvals or clearances or otherwise;

●	the expected use of our products by clinicians, including market awareness, acceptance and adoption of our products, and anticipated utilization of our products;

●	our expectations regarding the number of procedures that will be performed with our products, the number of clinicians we expect to train, and the number of our sales territories;

●	our ability to obtain, maintain, and expand regulatory clearances for our current products and any new products we create;

●	the expected growth of our business and our organization;

●	our expectations regarding government and third-party payer coverage and reimbursement;

●	our ability to retain and recruit key personnel;

●	our ability to obtain an adequate supply of materials and components for our products from our third-party suppliers, most of whom are single-source suppliers;

●	our ability to manufacture sufficient quantities of our products with sufficient quality and the sufficiency of our current manufacturing capabilities;

●	our ability to obtain and maintain intellectual property protection for our products and our business;

●	our ability to expand our business into new geographic markets and the anticipated timing thereof;

●	our compliance with extensive Nasdaq and SEC requirements and government laws, rules and regulations both in the United States and internationally;

●	our expectations regarding operating trends, future financial performance and expense management and our estimates of our future expenses, ongoing losses, future revenue, capital requirements and our need for, or ability to obtain, additional financing;

●	our ability to identify and develop new and planned products and/or acquire new products;

●	our experience with inflationary and price pressures and increased labor costs and labor and staffing shortages as a result of general macroeconomic factors;

●	developments and projections relating to our market opportunity and penetration, competitors, or our industry;

●	our intended use of net proceeds from our public offerings.

●	our future capital requirements and sources and uses of cash;

●	our ability to obtain funding or raise capital for its operations and future growth;

●	any delays or challenges in obtaining FDA approval of our SCD product candidates;

●	economic downturns and the possibility of rapid change in the highly competitive industry in which our operates;

●	the ability to develop and commercialize its products or services following regulatory approval of our product candidates;

●	the failure of third-party suppliers and manufacturers to fully and timely meet their obligations;

●	product liability or regulatory lawsuits or proceedings relating to our products and services;

●	inability to secure or protect its intellectual property;

●	dispute or deterioration of relationship with our major partners and collaborators;

●	the ability to maintain the listing of its Common Stock on Nasdaq;

●	delays associated with government and other grant funding;

●	the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, and the ability of our to grow and manage growth profitably; and

●	other risks and uncertainties indicated in this Annual Report, including those under “Risk Factors” herein, and other filings that have been made or will be made with the SEC.

In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expects,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative or plural of those terms, and similar expressions intended to identify statements about the future, although not all forward-looking statements contain these words. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus. Because it is a summary, it may not contain all of the information that may be important to you. To understand this offering fully, you should read this entire prospectus and, the registration statement of which this prospectus is a part carefully, including the information set forth under the heading “Risk Factors” and any documents incorporated by reference.

Business Summary

Company Overview

We are a commercial-stage healthcare company focused on transformational treatments for critically ill patients facing organ failure and potential loss of life. Our Selective Cytopheretic Device (“SCD”) is designed as a disease-modifying device that neutralizes over-active immune cells and stops the cytokine storm that yields destructive hyperinflammation and creates a cascade of events that wreak havoc in the patient’s body. It has broad potential applications for patients suffering from both acute and chronic kidney disease as well as cardiovascular and other serious inflammatory diseases.

We received Food and Drug Administration (“FDA”) approval on February 21, 2024, under a Humanitarian Device Exemption (“HDE”) for our pediatric SCD therapy. It is the only FDA approved product for use in pediatric patients with acute kidney injury (“AKI”) due to sepsis or a septic condition requiring kidney replacement therapy. We shipped our first commercial pediatric SCD (“QUELIMMUNE”) in July 2024. In addition, we are currently conducting a pivotal clinical trial, also referred to as “NEUTRALIZE-AKI” to assess the safety and efficacy of the SCD therapy in critically ill adult patients with AKI requiring continuous renal replacement therapy (“CRRT”). We are also conducting a feasibility study of the SCD therapy in adult patients with Cardiorenal Syndrome (“CRS”) awaiting left ventricular assist device (“LVAD”) implantation.

Our SCD therapy has been awarded six Breakthrough Device Designations (“BDD”) by the FDA. These BDDs cover multiple therapeutic indications for the use of our SCD therapy in adult patients with AKI, CRS awaiting LVAD implantation, hepatorenal syndrome, end stage renal disease (“ESRD”), and systemic inflammatory response while undergoing cardiac surgery. The BDD enables the potential for a speedier pathway to approval and the ability to have more frequent and flexible meetings with FDA.

The inflammatory response is essential to the healing process of critical organs; however, the overactivation of inflammatory cells, which can be triggered by many different bodily insults such as trauma, surgery or infection, can send the body into shock and cause severe damage to a variety of critical organs such as the heart, lungs and kidneys. Central to inflammation are the cells within blood and lymph circulatory systems, called white blood cells (primarily neutrophils and monocytes). In a normal inflammatory response, neutrophils are the first immune cells to arrive at the site and are key to the entire immune response that kills pathogens and promotes tissue repair. These inflammatory cells release chemicals (cytokines) that trigger the immune system to eliminate foreign pathogens or damaged tissue, enhancing the immune response.

If the inflammatory response becomes excessive and dysregulated (referred to as proinflammatory), the inflammatory cells will continue to produce cytokines and other damaging molecules, further enhancing the dysregulated immune response, and altering feedback mechanisms that regulate the immune system. This results in damaging hyperinflammation spreading uncontrollably to other parts of the body, often leading to acute and potentially chronic solid organ dysfunction or failure, including the heart, lung, kidney, liver, and even death. This hyperinflammatory response is also known as the “cytokine storm,” referring to the body’s reaction to the category of small-secreted proteins released by hyperinflammatory cells that affect communication between cells.

Currently, there are no therapeutic options that specifically neutralize the white blood cells that are primarily responsible for the destructive hyperinflammatory response. Clinicians typically address hyperinflammation with therapies that are either immunosuppressive or that target a specific cytokine, both of which are generally suboptimal in the treatment of hyperinflammation. We believe our technology has the potential to overcome limitations in existing anti-inflammatory treatments and address the challenge of selectively targeting activated neutrophils and monocytes.

Clinical and preclinical studies conducted over the last 15 years have demonstrated that our SCD therapy can modulate the degree of activity of proinflammatory cells to help reduce tissue damage and speed the repair and recovery of organ function. Data from our trials demonstrated that the use of our SCD therapy to reverse the cytokine storm in more than 150 pediatric and adult patients with acute kidney injury on CRRT reduced mortality rates by 50%, and of those patients who survived 60 days, none have required dialysis. We believe our SCD therapy has the potential to transform the treatment of acute organ failure in the intensive care unit (“ICU”) and to improve organ function in patients with chronic kidney disease, certain cardiovascular diseases, and other serious inflammatory diseases.

Preclinically, we evaluated our SCD therapy in various animal models representing multiple hyperinflammatory indications, including acute myocardial infarction, intracranial hemorrhage, chronic heart failure, sepsis, and acute respiratory distress syndrome. The animal models demonstrated the inflammatory response and how it was modified by our SCD therapy. We will continue to explore the application of our SCD therapy across a broad range of indications where proinflammatory activated neutrophils and monocytes contribute to disease progression or severity in both acute and chronic indications.

We are leveraging our patent protected and scalable SCD therapy platform to develop proprietary treatments that are organ agnostic and target both acute and chronic indications. The SCD therapy is delivered via an extracorporeal synthetic membrane device that easily integrates into existing CRRT systems that are commonly employed for patients with acute organ injury in hospitals, including in ICUs throughout the United States. It also has the potential to be integrated into kidney dialysis systems for chronic kidney disease patients receiving renal replacement therapy at centers throughout the United States. We believe that the ease of use and broad applicability of the therapy across multiple disease states should enable us to capture a sizable market for our SCD therapy with increasingly favorable economics.

There is a substantial clinical need for safe and effective control of hyperinflammation and we believe that our first-in-class SCD therapy can address the large potential market of over one million patients each year that face life-threatening hyperinflammatory conditions, including organ failure and potential loss of life.

Corporate Information

Our principal executive offices are located at 3513 Brighton Boulevard, Suite 410, Denver, Colorado 80216, and our phone number is 844-427-8100.

Implications of Being a Smaller Reporting Company

We are a “smaller reporting company,” meaning that the market value of our Common Stock held by non-affiliates is less than $250.0 million measured on the last business day of our most recent second fiscal quarter or our annual revenue was less than $100.0 million during the most recent completed fiscal year and the market value of our Common Stock held by non-affiliates was less than $700.0 million measured on the last business day of our most recent second fiscal quarter. Accordingly, we may provide less public disclosure than larger public companies, including the inclusion of only two years of audited financial statements and only two years of management’s discussion and analysis of financial condition and results of operations disclosure. As a result, the information that we provide to our stockholders may be different than what you might receive from other public reporting companies in which you hold equity interests.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and may remain an emerging growth company for up to five years. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not applicable to emerging growth companies. These exemptions include:

●	reduced disclosure about our executive compensation arrangements;

●	no non-binding stockholder advisory votes on executive compensation or golden parachute arrangements; and

●	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We have taken advantage of reduced reporting requirements in this prospectus and may continue to do so until such time that we are no longer an emerging growth company. We will remain an “emerging growth company” until the earliest of (a) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more, (b) the last day of our first fiscal year following the fifth anniversary of the closing of the Business Combination, (c) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years or (d) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period for complying with new or revised accounting standards.

The Purchase Agreement with Lincoln Park

On April 25, 2025, we entered into a purchase agreement with Lincoln Park (the “Purchase Agreement”), which we refer to in this prospectus as the Purchase Agreement, pursuant to which Lincoln Park agreed to purchase from us up to an aggregate of $15.0 million of our Common Stock (subject to certain limitations) from time to time over the term of the Purchase Agreement. Also on April 25, 2025, we entered into a registration rights agreement with Lincoln Park, which we refer to in this prospectus as the Registration Rights Agreement, pursuant to which we filed with the SEC the registration statement of which this prospectus forms a part to register for resale under the Securities Act of 1933, as amended, or the Securities Act, the shares of Common Stock that have been or may be issued to Lincoln Park under the Purchase Agreement.

From time to time after satisfaction of certain conditions set forth in the Purchase Agreement including that the SEC has declared effective the registration statement of which this prospectus forms a part, at our sole discretion, on any business day selected by us on which the closing sale price of our Common Stock is not below the adjusted floor price of $1.00 per share, as described in the Purchase Agreement, we may direct Lincoln Park to purchase up to 40,000 shares of our Common Stock (each, a “Regular Purchase”); provided that the share amount under a Regular Purchase may be increased to up to 50,000 shares, up to 60,000 shares or up to 75,000 shares if the closing sale price of our Common Stock is not below $1.00, $1.75 or $2.50, respectively, on the business day on which we initiate the purchase, subject to adjustment for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction as provided in the Purchase Agreement (such share amount limitation, the “Regular Purchase Share Limit”). However, Lincoln Park’s maximum commitment in any single Regular Purchase may not exceed $500,000. The Regular Purchase Share Limit is subject to proportionate adjustment in the event of a reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction; provided, that if after giving effect to such full proportionate adjustment, the adjusted Regular Purchase Share Limit would preclude us from requiring Lincoln Park to purchase shares of our Common Stock at an aggregate purchase price equal to or greater than $50,000 in any single Regular Purchase, then the Regular Purchase Share Limit will not be fully adjusted, but rather the Regular Purchase Share Limit for such Regular Purchase shall be adjusted as specified in the Purchase Agreement, such that, after giving effect to such adjustment, the Regular Purchase Share Limit will be equal to (or as close as can be derived from such adjustment without exceeding) $50,000. On January 5, 2026, we effected a 1-for-10 reverse stock split and certain terms under the Purchase Agreement automatically adjusted as a result of the reverse stock split. All share and dollar amounts disclosed in this paragraph relating to Regular Purchases have not been adjusted to reflect the effect of the reverse stock split.

The purchase price per share for each Regular Purchase will be 97% of the lower of (i) the lowest sale price of our Common Stock on the business day on which we initiate the Regular Purchase and (ii) the average of the three lowest closing sale prices of our Common Stock during the 10-business day period immediately preceding the business day on which we initiate the Regular Purchase. In addition to Regular Purchases, we may also direct Lincoln Park to purchase other amounts of Common Stock as accelerated purchases and as additional accelerated purchases, subject to limits specified in the Purchase Agreement, at a purchase price per share calculated as specified in the Purchase Agreement, but in no case lower than the minimum price per share we stipulate in our notice to Lincoln Park initiating these purchases. We will control the timing and amount of any sales of our Common Stock to Lincoln Park.

On April 25, 2025, in consideration for its commitment to purchase shares of our Common Stock under the Purchase Agreement, we issued 23,641 shares of our Common Stock to Lincoln Park, which we refer to in this prospectus as the “Commitment Shares.”

We may terminate the Purchase Agreement at any time at no penalty or cost, other than the Commitment Shares. There are no restrictions on future financings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement or Registration Rights Agreement, other than a prohibition on our issuing, or entering into any agreement to effect the issuance of, shares of our Common Stock or common stock equivalents involving a transaction that is defined in the Purchase Agreement as a “Variable Rate Transaction,” other than with Lincoln Park. Lincoln Park may not assign or transfer its rights and obligations under the Purchase Agreement.

As of April 20, 2026, there were 3,997,002 shares of our Common Stock outstanding of which 3,969,465 shares were held by non-affiliates. Although the Purchase Agreement provides that we may sell up to $15.0 million of our Common Stock to Lincoln Park, only 1,664,543 shares of our Common Stock are being offered under this prospectus. If all of the 1,664,543 shares offered by Lincoln Park under this prospectus were issued and outstanding, such shares would represent approximately 29.4% of the total number of shares of our Common Stock outstanding and approximately 29.4% of the total number of outstanding shares held by non-affiliates, in each case as of April 20, 2026. Depending on the price per share at which we sell shares to Lincoln Park under the Purchase Agreement, we may need to sell more shares to Lincoln Park than are offered under this prospectus to receive aggregate gross proceeds equal to the $15.0 million total commitment of Lincoln Park under the Purchase Agreement, in which case we must first register for resale under the Securities Act additional shares of our Common Stock. The number of shares ultimately offered for resale by Lincoln Park will depend upon the number of shares we elect to sell to Lincoln Park under the Purchase Agreement. Sales of our Common Stock to Lincoln Park by us under the Purchase Agreement could result in substantial dilution to our stockholders.

The Purchase Agreement also prohibits us from directing Lincoln Park to purchase any shares of Common Stock if those shares, when aggregated with all other shares of our Common Stock then beneficially owned by Lincoln Park and its affiliates, would result in Lincoln Park and its affiliates having beneficial ownership, at any single point in time, of more than 4.99% of the then total outstanding shares of our Common Stock, as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and Rule 13d-3 thereunder, which limitation we refer to as the Beneficial Ownership Cap. Lincoln Park, upon written notice to us, may increase the Beneficial Ownership Cap to up to 9.99%. Any increase in the Beneficial Ownership Cap will not be effective until the 61st day after such written notice is delivered to us.

Issuances of our Common Stock to Lincoln Park will not affect the rights or privileges of our existing stockholders, except that the economic and voting interests of each of our existing stockholders will be diluted as a result of any such issuance. Although the number of shares of Common Stock that our existing stockholders own will not decrease, the shares owned by our existing stockholders will represent a smaller percentage of our total outstanding shares after any such issuance to Lincoln Park.

Recent Developments

Shareholder Claims

On July 5, 2024, Forrest A K Wells, a purported stockholder of ours, filed a putative class action complaint in the United States District Court for the District of Colorado, captioned Wells v. SeaStar Medical Holding Corporation et al, Case No. 1:24-cv-0187 (D. Colorado) (the “Class Action”). The Class Action alleges that we, our Chief Executive Officer and former Chief Financial Officer made or caused to be made material misstatements or omissions regarding our business and operations, allegedly culminating in our restatement of our consolidated financial statements, disclosed in a Form 8-K and filed on March 27, 2024. The Class Action asserts claims pursuant to the Securities Exchange Act of 1934, including Section 10(b), Rule 10b-5 promulgated thereunder and Section 20(a). The Class Action seeks to recover, among other remedies, compensatory damages. On March 4, 2025, the Plaintiff filed an amended complaint. The Defendants moved to dismiss the complaint. The Defendants’ motion to dismiss the complaint was referred to United States District Court Magistrate Judge Timothy P. O’Hara. On February 27, 2026, Magistrate Judge O’Hara issued a written report and recommendation to United States District Judge Regina M. Rodriguez that the complaint be dismissed with leave to amend (“R&R”). On April 21, 2026 the parties filed a Stipulation and Proposed Order of Dismissal with Prejudice (“Stipulation”). On April 27, 2026 the Court ordered that the case is dismissed with prejudice.

On December 13, 2024, Jose Lazo, a purported stockholder of ours, filed a putative stockholder derivative action complaint captioned Lazo v. Schlorff et. al., C.A. No. 1:24-cv-3444 in the United States District Court for the District of Colorado (the “Derivative Action”). The factual allegations of the Derivative Action are substantially similar to the Class Action. On January 30, 2025, upon joint motion of the parties, the Court stayed the Derivative Action pending the Court’s resolution of the then-anticipated motion to dismiss to be filed in the Class Action.

The Derivative Action alleges, among other things, that our Chief Executive Officer, former Chief Financial Officer, and certain of the Company’s current and former directors violated Section 14(a) of the Exchange Act, breached fiduciary duties and were unjustly enriched by making or allowing to be made purportedly false and misleading statements regarding our prospects for success in obtaining FDA approval for our SCD. The Derivative Action further alleges that there were purported deficiencies in the Company’s internal financial controls and procedures and improper accounting for classification of certain financial instruments leading to our restatement of previously issued financial statements. The Derivative Action also asserts claims under Section 10(b) and 21D of the Exchange Act against our Chief Executive Officer and former Chief Financial Officer. Among other remedies, the Derivative Action seeks to recover damages and restitution on behalf of us and certain injunctive relief concerning our corporate governance and internal controls. Additional stockholders may file substantially similar complaints in the future. The Company will not make separate disclosure of such complaints unless they are materially different than the Derivative Action.

THE OFFERING

This prospectus relates to the resale by Lincoln Park Capital Fund, LLC, the selling stockholder identified in this prospectus, of shares of our Common Stock, par value $0.0001 per share, as follows:

Common Stock offered by the selling stockholder	Up to 1,664,543 shares of Common Stock.

Common Stock outstanding prior to this offering	3,997,002 shares of Common Stock.

Common Stock to be outstanding after giving effect to the issuance 1,664,543 shares under the Purchase Agreement registered hereunder	5,661,545 shares of Common Stock.

Use of Proceeds	We will receive no proceeds from the sale of shares of Common Stock by Lincoln Park in this offering. We may receive up to $14,657,887.43 (in addition to the $342,112.57 previously received from sales made pursuant to the Purchase Agreement prior to the date of this prospectus in aggregate gross proceeds under the Purchase Agreement from any sales we make to Lincoln Park pursuant to the Purchase Agreement after the date of this prospectus. Any such proceeds we receive will be used for working capital and general corporate purposes. See “Use of Proceeds” on page 14 of this prospectus.

Risk Factors

Investment in our Common Stock involves a high degree of risk. See “Risk Factors” beginning on page 6 of this prospectus, as well as the other information included in this prospectus, for a discussion of risks you should carefully consider before investing in our Common Stock.

Nasdaq Capital Market symbol	Our Common Stock and Listed Warrants are listed for trading on Nasdaq under the symbols “ICU” and “ICUCW,” respectively.

The actual number of shares of our Common Stock outstanding after this offering will vary depending on the actual number of shares we sell to Lincoln Park under the Purchase Agreement. The number of shares of our Common Stock outstanding prior to and after this offering in the table above is based on shares of our Common Stock outstanding as of April 20, 2026, and excludes (in each case as of April 20, 2026):

●	42 shares of Common Stock issued subsequent to April 20, 2026;

●	1,764 shares of Common Stock issuable upon the exercise of stock options, with a weighted-average exercise price of $488.44 per share;

●	159,810 shares of Common Stock issuable upon the settlement of outstanding restricted stock units;

●	2,699,947 shares of Common Stock issuable upon the exercise of outstanding warrants, with a weighted-average exercise price of $84.02 per share; and

●	26,174 additional shares of Common Stock reserved for future issuance under our 2022 Omnibus Incentive Plan.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the following risk factors and the risk factors discussed under the section titled “Risk Factors” contained in our most recent Annual Report on Form 10-K and in our subsequent Quarterly Reports on Form 10-Q, as updated by any amendments thereto reflected in subsequent filings, which are incorporated by reference into this prospectus in their entirety, together with all of the other information contained in this prospectus or incorporated by reference into this prospectus, any prospectus supplement and any free writing prospectus that we may authorize. The risks and uncertainties described in these documents are not the only ones we face. Other risks and uncertainties, including those that we do not currently consider material, may impair our business. If any of the risks discussed below or incorporated by reference actually occur, our business, financial condition, operating results or cash flows could be materially adversely affected. This could cause the value of our securities to decline, and you may lose all or part of your investment.

Risks Related to this Offering

The sale of our Common Stock to Lincoln Park may cause dilution and the subsequent sale of the shares of Common Stock acquired by Lincoln Park, or the perception that such sales may occur, could cause the price of our Common Stock to fall.

On April 25, 2025, we entered into the Purchase Agreement with Lincoln Park, pursuant to which Lincoln Park committed to purchase up to $15.0 million of our Common Stock, and we issued the Commitment Shares. Other than the Commitment Shares, the shares of our Common Stock that may be issued under the Purchase Agreement may be sold by us to Lincoln Park from time to time at our discretion over a 36-month period commencing on the date that the conditions set forth in the Purchase Agreement are satisfied, including that the registration statement of which this prospectus forms a part is declared effective by the SEC. The purchase price for the shares that we may sell to Lincoln Park under the Purchase Agreement will vary based on the price of our Common Stock at the time we initiate the sale. Depending on market liquidity at the time, sales of such shares may cause the trading price of our Common Stock to fall.

We generally have the right to control the timing and amount of any future sales of our shares to Lincoln Park. Sales of shares of our Common Stock to Lincoln Park under the Purchase Agreement, if any, will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to Lincoln Park all, some or none of the shares of our Common Stock that may be available for us to sell pursuant to the Purchase Agreement. If and when we do sell shares to Lincoln Park, after Lincoln Park has acquired the shares, Lincoln Park may resell all, some or none of those shares at any time or from time to time in its discretion. Therefore, sales to Lincoln Park by us could result in substantial dilution to the interests of other holders of our Common Stock. Additionally, the sale of a substantial number of shares of our Common Stock to Lincoln Park, or the anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales. See also, “The sale of our Common Stock in ATM offerings may cause substantial dilution to our existing stockholders, and such sales, or the anticipation of such sales, may cause the price of our Common Stock to decline,” below.

It is not possible to predict the actual number of shares of Common Stock we may sell to Lincoln Park under the Purchase Agreement, or the actual gross proceeds resulting from those sales.

Because the purchase price per share to be paid by Lincoln Park for the shares of Common Stock that we may elect to sell to Lincoln Park under the Purchase Agreement, if any, will fluctuate based on the market prices of our Common Stock at the time we elect to sell shares to Lincoln Park pursuant to the Purchase Agreement, if any, it is not possible for us to predict, as of the date of this prospectus and prior to any such sales, the number of shares of Common Stock that we will sell to Lincoln Park under the Purchase Agreement, the purchase price per share that Lincoln Park will pay for shares purchased from us under the Purchase Agreement, or the aggregate gross proceeds that we will receive from those purchases by Lincoln Park under the Purchase Agreement.

Moreover, although the Purchase Agreement provides that we may sell up to an aggregate of $15.0 million of our Common Stock to Lincoln Park, only 1,664,543 shares of Common Stock are being registered under the Securities Act for resale by Lincoln Park under the registration statement of which this prospectus forms a part.

If we elect to sell to the selling stockholder all of the 1,664,543 shares of Common Stock being registered for resale by Lincoln Park under this prospectus that are available for sale by us to the selling stockholder under the Purchase Agreement, depending on the market prices of our Common Stock at the time of such sales, the actual gross proceeds from the sale of all such shares of Common Stock by us to Lincoln Park may be substantially less than the $15.0 million total purchase commitment available to us under the Purchase Agreement, which could materially adversely affect our liquidity.

Furthermore, if we elect to issue and sell to Lincoln Park more than the 1,664,543 shares of our Common Stock that we may elect to issue and sell to Lincoln Park under the Purchase Agreement that are being registered for resale by Lincoln Park hereunder, which we have the right, but not the obligation, to do, we must first file with the SEC one or more additional registration statements to register under the Securities Act for resale by Lincoln Park such additional shares of our Common Stock we wish to sell from time to time under the Purchase Agreement, which the SEC must declare effective, in each case before we may elect to sell any additional shares of our Common Stock to Lincoln Park under the Purchase Agreement. Any issuance and sale by us under the Purchase Agreement of a substantial amount of shares of Common Stock in addition to the 1,664,543 shares of Common Stock that we may elect to issue and sell to Lincoln Park under the Purchase Agreement that are being registered for resale by Lincoln Park hereunder could cause additional substantial dilution to our stockholders. The number of shares of our Common Stock ultimately offered for sale by Lincoln Park is dependent upon the number of shares of Common Stock, if any, we ultimately sell to Lincoln Park under the Purchase Agreement, and the sale of Common Stock under the Purchase Agreement may cause the trading price of our Common Stock to decline.

Investors who buy shares at different times will likely pay different prices, and the sale of the shares of Common Stock acquired by Lincoln Park could cause the price of our Common Stock to decline.

Pursuant to the Purchase Agreement, we will have discretion, subject to market demand, to vary the timing, prices, and numbers of shares sold to Lincoln Park. If and when we do elect to sell shares of our Common Stock to Lincoln Park pursuant to the Purchase Agreement, after Lincoln Park has acquired such shares, Lincoln Park may resell all, some or none of such shares at any time or from time to time in its discretion and at different prices. As a result, investors who purchase shares from Lincoln Park in this offering at different times will likely pay different prices for those shares, and so may experience different levels of dilution and in some cases substantial dilution and different outcomes in their investment results. Investors may experience a decline in the value of the shares they purchase from Lincoln Park in this offering as a result of future sales made by us to Lincoln Park at prices lower than the prices such investors paid for their shares in this offering. Further, the sale of a substantial number of shares of our Common Stock by Lincoln Park, or anticipation of such sales, could cause the trading price of our Common Stock to decline or make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise desire.

We may not have access to the full amount available under the Purchase Agreement with Lincoln Park. We may require additional financing to sustain our operations, without which we may not be able to continue operations.

We may direct Lincoln Park to purchase up to $15.0 million worth of shares of our Common Stock in a Regular Purchase from time to time under the Purchase Agreement over the remaining period, provided that Lincoln Park’s maximum purchase obligation under any single Regular Purchase shall not exceed $50,000. Moreover, under certain circumstances as set forth in the Purchase Agreement, we may, in our sole discretion, also direct Lincoln Park to purchase additional shares of Common Stock in “accelerated purchases,” and “additional accelerated purchases” as set forth in the Purchase Agreement.

In addition, Lincoln Park will not be required to purchase any shares of our Common Stock if such sale would result in Lincoln Park’s beneficial ownership of our Common Stock exceeding the Beneficial Ownership Cap. Our inability to access a portion or the full amount available under the Purchase Agreement, in the absence of any other financing sources, could have a material adverse effect on our business.

The extent we rely on Lincoln Park as a source of funding will depend on a number of factors including the prevailing market price of our Common Stock and the extent to which we are able to raise capital from other sources. Assuming a purchase price of $4.63 per share (which represents the closing price of our Common Stock on April 20, 2026), the purchase by Lincoln Park of the entire 1,664,543 shares of Common Stock issuable under the Purchase Agreement being registered for resale by Lincoln Park hereunder would result in gross proceeds to us of approximately $7,706,834 million. If obtaining sufficient funding from Lincoln Park were to prove unavailable or prohibitively dilutive, we will need to secure another source of capital in order to satisfy our working capital needs. Even if we sell all $15.0 million of shares of our Common Stock to Lincoln Park under the Purchase Agreement, we will need to raise substantial additional capital to continue to fund our operations and execute our current business strategy.

Terms of subsequent financings may adversely impact holders of our securities.

In order to finance our future production plans and working capital needs, we may have to raise funds through the issuance of equity or debt securities. Depending on the type and the terms of any financing we pursue, holders of our securities’ rights and the value of their investment in our Common Stock could be reduced. A financing could involve one or more types of securities including Common Stock, convertible debt or warrants to acquire Common Stock. These securities could be issued at or below the then prevailing market price for our Common Stock. We currently have no authorized preferred stock. In addition, if we issue secured debt securities, the holders of the debt would have a claim to our assets that would be senior to the rights of holders of our other securities until the debt is paid. Interest on these debt securities would increase financing and interest costs and could negatively our impact our operating results. If the issuance of new securities results in diminished rights to holders of our Common Stock, the market price of our Common Stock could be negatively impacted.

Our management will have broad discretion over the use of the net proceeds, if any, from sales of shares of our Common Stock to Lincoln Park, you may not agree with how we use the proceeds and the proceeds may not be used effectively.

This prospectus relates to shares of our Common Stock that may be offered and sold from time to time by Lincoln Park. We will not receive any proceeds upon the sale of shares by Lincoln Park. However, we may receive gross proceeds of up to $15.0 million from the sale of shares under the Purchase Agreement to Lincoln Park. The anticipated use of net proceeds from the sale of our Common Stock to Lincoln Park under the Purchase Agreement represents our intentions based upon our current plans and business conditions. Because we have not designated the amount of net proceeds from the sale of shares under the Purchase Agreement to be used for any particular purpose, our management will have broad discretion as to the use of the net proceeds from our sale of shares of Common Stock to Lincoln Park. Accordingly, you will be relying on the judgment of our management with regard to the use of those net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that, pending their use, we may invest those net proceeds in a way that does not yield a favorable, or any, return for us. Further, our management may use the net proceeds for corporate purposes that may not improve our financial condition or market value. The failure of our management to use such funds effectively could have a material adverse effect on our business, financial condition, operating results and cash flows.

The sale of our Common Stock in ATM offerings may cause substantial dilution to our existing stockholders, and such sales, or the anticipation of such sales, may cause the price of our Common Stock to decline.

We have used at-the-market, or ATM, offerings to fund a significant portion of our operations in prior years, and we may continue to use ATM offerings to raise additional capital in the future. For example, in 2025, we sold an aggregate of approximately 0.9 million shares of our Common Stock for net proceeds of approximately $5.9 million under our At-the-Market offering program. While sales of shares of our Common Stock in ATM offerings may enable us to raise capital at a lower cost compared with other types of equity financing transactions; such sales may result in dilution to our existing stockholders, and such sales, or the anticipation of such sales, may cause the trading price of our Common Stock to decline.

Stockholders would be diluted if we use Common Stock to raise capital, and the perception that such sales may occur, could cause the price of our Common Stock to decrease.

We plan to seek additional capital to carry out our business plan. This financing could involve one or more types of securities including Common Stock, convertible debt or warrants to acquire Common Stock. These securities could be issued at or below the then prevailing market price for our Common Stock. Any issuance of additional shares of our Common Stock could be dilutive to existing holders of our securities and could adversely affect the market price of our Common Stock.

The trading price of our Common Stock has been volatile and is likely to be volatile in the future.

Our Common Stock could be subject to wide fluctuation in response to many risk factors listed in this section, and others beyond our control, including:

●	market acceptance and commercialization of our products;

●	our being able to timely demonstrate achievement of milestones, including those related to revenue generation, cost control, cost effective source supply and regulatory approvals;

●	regulatory developments or enforcements in the United States and non-U.S. countries with respect to our products or our competitors’ products;

●	failure to achieve pricing acceptable to the market;

●	actual or anticipated fluctuations in our financial condition and operating results, or our continuing to sustain operating losses;

●	competition from existing products or new products that may emerge;

●	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

●	issuance of new or updated research or reports by securities analysts;

●	announcement or expectation of additional financing efforts, particularly if our cash available for operations significantly decreases;

●	fluctuations in the valuation of companies perceived by investors to be comparable to us;

●	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

●	additions or departures of key management personnel;

●	disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

OUR AGREEMENTS WITH LINCOLN PARK

Overview

On April 25, 2025, we entered into the Purchase Agreement and the Registration Rights Agreement with Lincoln Park. Pursuant to the terms of the Purchase Agreement, Lincoln Park has agreed to purchase from us up to $15.0 million of our Common Stock (subject to certain limitations) from time to time during the 36-month term of the Purchase Agreement. Pursuant to the terms of the Registration Rights Agreement, we filed with the SEC the registration statement of which this prospectus forms a part to register for resale under the Securities Act shares that have been or may be issued to Lincoln Park under the Purchase Agreement.

At our sole discretion, we may direct Lincoln Park to purchase shares of our Common Stock, subject to a maximum commitment by Lincoln Park of $50,000 per single Regular Purchase. In addition, at our discretion, Lincoln Park has committed to purchase other “accelerated amounts” and/or “additional accelerated amounts” under certain circumstances. The purchase price per share sold in any Regular Purchase will be 97% of the lower of (i) the lowest sale price of our Common Stock on the business day on which we initiate the purchase and (ii) the average of the three lowest closing sale prices of our Common Stock during the 10 consecutive business day period immediately preceding the business day on which we initiate the purchase. The purchase price per share will be equitably adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction occurring during the business days used to compute such price. Lincoln Park may not assign or transfer its rights and obligations under the Purchase Agreement.

The Purchase Agreement also prohibits us from directing Lincoln Park to purchase any shares of Common Stock if those shares, when aggregated with all other shares of our Common Stock then beneficially owned by Lincoln Park and its affiliates, would result in Lincoln Park exceeding the Beneficial Ownership Cap.

On April 25, 2025, the day we entered into the Purchase Agreement, we issued the Commitment Shares to Lincoln Park in consideration for its commitment to purchase shares of our Common Stock under the Purchase Agreement.

Purchase of Shares Under the Purchase Agreement

From time to time after satisfaction of certain conditions set forth in the Purchase Agreement including that the SEC has declared effective the registration statement of which this prospectus forms a part, at our sole discretion, on any business day selected by us on which the closing sale price of our Common Stock is not below the adjusted floor price of $1.00 per share, as described in the Purchase Agreement, we may direct Lincoln Park to purchase up to 40,000 shares of our Common Stock (each, a “Regular Purchase”); provided that the share amount under a Regular Purchase may be increased to up to 50,000 shares, up to 60,000 shares or up to 75,000 shares if the closing sale price of our Common Stock is not below $1.00, $1.75 or $2.50, respectively, on the business day on which we initiate the purchase, subject to adjustment for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction as provided in the Purchase Agreement (such share amount limitation, the “Regular Purchase Share Limit”). However, Lincoln Park’s maximum commitment in any single Regular Purchase may not exceed $500,000. The Regular Purchase Share Limit is subject to proportionate adjustment in the event of a reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction; provided, that if after giving effect to such full proportionate adjustment, the adjusted Regular Purchase Share Limit would preclude us from requiring Lincoln Park to purchase shares of our Common Stock at an aggregate purchase price equal to or greater than $50,000 in any single Regular Purchase, then the Regular Purchase Share Limit will not be fully adjusted, but rather the Regular Purchase Share Limit for such Regular Purchase shall be adjusted as specified in the Purchase Agreement, such that, after giving effect to such adjustment, the Regular Purchase Share Limit will be equal to (or as close as can be derived from such adjustment without exceeding) $50,000. On January 5, 2026, we effected a 1-for-10 reverse stock split and certain terms under the Purchase Agreement automatically adjusted as a result of the reverse stock split. All share and dollar amounts disclosed in this paragraph relating to Regular Purchases have not been adjusted to reflect the effect of the reverse stock split..

The purchase price per share for each Regular Purchase will be 97% of the lower of (i) the lowest sale price of our Common Stock on the business day on which we initiate the Regular Purchase and (ii) the average of the three lowest closing sale prices of our Common Stock during the 10-business day period immediately preceding the business day on which we initiate the Regular Purchase. In addition to Regular Purchases, we may also direct Lincoln Park to purchase other amounts of Common Stock as accelerated purchases and as additional accelerated purchases, subject to limits specified in the Purchase Agreement, at a purchase price per share calculated as specified in the Purchase Agreement, but in no case lower than the minimum price per share we stipulate in our notice to Lincoln Park initiating these purchases.

The purchase price per share for the shares that may be sold to Lincoln Park in any Regular Purchase will be 97% of the lesser of:

●	the lowest sale price of our Common Stock on the business day on which we initiate the purchase; or

●	the arithmetic average of the three lowest closing sale prices for our Common Stock during the 10-consecutive-business-day period immediately preceding the business day on which we initiate the purchase.

In addition to Regular Purchases, on any business day on which we have properly submitted a notice directing Lincoln Park to purchase the then applicable Regular Purchase Share Limit and properly delivered all the shares purchased in all prior purchases under the Purchase Agreement, we may direct Lincoln Park to purchase an additional amount of shares of our Common Stock, which we refer to as an “Accelerated Purchase,” not to exceed the lesser of:

●	30% of the total volume of shares of our Common Stock traded during the Accelerated Purchase Period (as defined in the Purchase Agreement); and

●	300% of the applicable Regular Purchase Share Limit for the corresponding Regular Purchase.

We may also direct Lincoln Park, by notice delivered before 1:00 p.m. Eastern time on a business day on which an Accelerated Purchase has been completed and all of the shares to be purchased thereunder (and under the corresponding Regular Purchase) have been properly delivered to Lincoln Park in accordance with the Purchase Agreement prior to such time on such business day, to purchase an additional amount of shares of our Common Stock, which we refer to as an Additional Accelerated Purchase, of up to the lesser of:

●	30% of the total volume of shares of our Common Stock traded during the Additional Accelerated Purchase Period (as defined in the Purchase Agreement); and

●	300% the number of shares of Common Stock purchased pursuant to the corresponding Regular Purchase.

We may, in our sole discretion, submit multiple Additional Accelerated Purchase notices to Lincoln Park on a single Accelerated Purchase date, provided that all prior Accelerated Purchases and Additional Accelerated Purchases (including those that have occurred earlier on the same day) have been completed and all of the shares to be purchased thereunder (and under the corresponding Regular Purchase) have been properly delivered to Lincoln Park in accordance with the Purchase Agreement.

The purchase price per share for each Accelerated Purchase and each Additional Accelerated Purchase will be equal to 95% of the lesser of:

●	the volume weighted average price of our Common Stock during the applicable Accelerated Purchase Period or Additional Accelerated Purchase Period; and

●	the closing sale price of our Common Stock on the applicable Accelerated Purchase date.

In the case of any Regular Purchase, Accelerated Purchase and Additional Accelerated Purchase, the purchase price per share will be equitably adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction occurring during the business days used to compute such price.

Other than as described above, there are no trading volume requirements or restrictions under the Purchase Agreement, and we will control the timing and amount of any sales of our Common Stock to Lincoln Park.

Suspension Events

Suspension Events under the Purchase Agreement include, among others, the following:

●	a lapse in the effectiveness of the registration statement of which this prospectus forms a party for any reason (including, without limitation, the issuance of a stop order or similar order) or any required prospectus is unavailable for the resale by Lincoln Park of the shares of our Common Stock offered hereby and such lapse or unavailability continues for a period of 10 consecutive business days or for more than an aggregate of 30 business days in any 365-day period, subject to certain exceptions described in the Purchase Agreement;

●	the suspension of our Common Stock from trading on The Nasdaq Capital Market (or such other nationally recognized market or exchange on which our Common Stock may be listed or traded) for a period of one business day;

●	the delisting of our Common Stock from The Nasdaq Capital Market, unless our Common Stock is immediately thereafter trading or quoted on the New York Stock Exchange, The Nasdaq Global Market, The Nasdaq Global Select Market, the NYSE American, the NYSE Arca, the OTCQX Best Market or the OTCQB Venture Market operated by OTC Markets Group, Inc. (or any nationally recognized successor to any of the foregoing);

●	the failure by our transfer agent to issue to Lincoln Park the shares purchased by Lincoln Park under the Purchase Agreement within two business days after the applicable date on which Lincoln Park is entitled to receive such shares;

●	any breach by us of any of our representations, warranties or covenants in the Purchase Agreement or Registration Rights Agreement if such breach would reasonably be expected to have a Material Adverse Effect (as defined in the Purchase Agreement) and, in the case of a breach of a covenant that is reasonably curable, only if such breach continues for a period of at least five business days;

●	we become insolvent or we, voluntarily or involuntarily, become the subject of any insolvency or bankruptcy proceeding or any such proceeding is threatened against us, as more fully described in the Purchase Agreement;

●	if at any time we are not eligible to transfer shares of our stock electronically through the Depository Trust Company’s (DTC) Deposit and Withdrawal at Custodian (DWAC) service, or any similar program hereafter adopted by DTC performing substantially the same function; or

●	if at any time the Exchange Cap (as defined in the Purchase Agreement) is reached (to the extent applicable) and our stockholders have not approved the issuance and sale to Lincoln Park of shares in excess of the Exchange Cap; or

●	if at any time Lincoln Park’s broker is unable to accept the shares purchased by Lincoln Park for deposit for reasons not within Lincoln Park’s control.

Lincoln Park does not have the right to terminate the Purchase Agreement upon any of the Suspension Events set forth above. During a Suspension Event, or if any event has occurred which, after notice and/or lapse of time, would reasonably be expected to become a Suspension Event under the Purchase Agreement, all of which are outside of Lincoln Park’s control, we may not direct Lincoln Park to purchase any shares of our Common Stock under the Purchase Agreement.

Term of the Purchase Agreement; Termination Rights

The Purchase Agreement will automatically terminate upon the earlier of (a) the date we sell all $15.0 million in shares of our Common Stock to Lincoln Park under the Purchase Agreement, (b) the first day of the month immediately following the 36-month anniversary of the Commencement, or (c) the commencement of a voluntary or involuntary bankruptcy proceeding by or against us, as more fully described in the Purchase Agreement.

We may, at any time, for any reason or for no reason, terminate the Purchase Agreement upon one business day prior notice to Lincoln Park.

No Short-Selling or Hedging by Lincoln Park

Lincoln Park has represented to us that at no time prior to the time of execution of the Purchase Agreement has Lincoln Park or its agents, representatives or affiliates engaged in or effected, in any manner whatsoever, directly or indirectly, any short sale (as such term is defined in Rule 200 of Regulation SHO under the Exchange Act) of our Common Stock or any hedging transaction, which establishes a net short position with respect to our Common Stock. Lincoln Park agreed that during the term of the Purchase Agreement, it, its agents, representatives or affiliates will not enter into or effect, directly or indirectly, any of the foregoing transactions.

Prohibitions on Variable Rate Transactions

There are no restrictions or limitations on our ability to raise capital from other sources at our sole discretion, except that until April 25, 2028, we agreed not to effect any issuance of, or enter into any agreement to effect any issuance of, shares of Common Stock or common stock equivalents involving a “variable rate transaction,” which is defined in the Purchase Agreement as an “equity line of credit” or substantially similar transaction whereby an investor is irrevocably bound to purchase securities over a period of time from us at a price based on the market price of our Common Stock at the time of each such purchase, other than with Lincoln Park; provided that foregoing prohibition does not prohibit the issuance and sale of our Common Stock pursuant to an “at-the-market offering” by us exclusively through a registered broker-dealer acting as agent of ours pursuant to a written agreement between us and such registered broker-dealer.

Effect of Performance of the Purchase Agreement on Our Stockholders

All shares registered in this offering which have been or may be issued or sold by us to Lincoln Park under the Purchase Agreement are expected to be freely tradable. The shares registered in this offering may be sold to Lincoln Park at our discretion over a period of up to 36 months commencing after the satisfaction of certain conditions set forth in the Purchase Agreement, including that the SEC has declared effective the registration statement of which this prospectus forms a part. The sale by Lincoln Park of a significant amount of the shares registered in this offering at any given time could cause the market price of our Common Stock to decline and to be highly volatile. Sales of our Common Stock to Lincoln Park, if any, will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to Lincoln Park all, some or none of the shares of our Common Stock that may be available for us to sell pursuant to the Purchase Agreement. If and when we do sell shares to Lincoln Park, after Lincoln Park has acquired the shares, Lincoln Park may resell all, some or none of those shares at any time or from time to time in its discretion. Therefore, sales to Lincoln Park by us under the Purchase Agreement may result in substantial dilution to the interests of other holders of our Common Stock. In addition, if we sell a substantial number of shares to Lincoln Park under the Purchase Agreement, or if investors expect that we will do so, the actual sales of shares or the mere existence of our arrangement with Lincoln Park may make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect such sales. However, we have the right to control the timing and amount of any additional sales of our shares to Lincoln Park and the Purchase Agreement may be terminated by us at any time at our discretion without any additional cost to us.

Depending on the price per share at which we sell our Common Stock to Lincoln Park pursuant to the Purchase Agreement, we may need to sell more shares to Lincoln Park than are offered under this prospectus to receive aggregate gross proceeds equal to the $15.0 million total commitment of Lincoln Park under the Purchase Agreement, which could cause additional substantial dilution to our stockholders. If we choose to sell more shares to Lincoln Park than are offered under this prospectus, we must first register for resale under the Securities Act such additional shares of our Common Stock. The number of shares ultimately offered for resale by Lincoln Park will depend upon the number of shares we elect to sell to Lincoln Park under the Purchase Agreement.

The following table sets forth the amount of gross proceeds we would receive from Lincoln Park from our sale of up to 1,664,543 shares of our Common Stock that we are registering hereby that we may issue and sell to Lincoln Park in the future under the Purchase Agreement at varying purchase prices:

Assumed Average Purchase Price Per Share		Number of Shares to be Issued if Full Purchase (1)	Percentage of Outstanding Shares After Giving Effect to the Sales to Lincoln Park (2)	Gross Proceeds from the Sales to Lincoln Park Under the Purchase Agreement
$2.00		1,664,543	29.4%	$3,329,086
$2.50		1,664,543	29.4%	$4,161,358
$3.00		1,664,543	29.4%	$4,993,629
$3.50		1,664,543	29.4%	$5.825.901
$4.00		1,664,543	29.4%	$6.658.172
$4.50		1,664,543	29.4%	$7.490.444
$4.63	(3)	1,664,543	29.4%	$7,706,834
$5.00		1,664,543	29.4%	$8,322,715

(1)	Although the Purchase Agreement provides that we may sell up to $15.0 million of our Common Stock to Lincoln Park, we are only registering 1,664,543 shares that may be sold to Lincoln Park under this prospectus, which may or may not cover all the shares we ultimately sell to Lincoln Park under the Purchase Agreement, depending on the purchase price per share. The number of shares included in this column reflects only those shares that we are registering in this offering, and without giving effect to the Beneficial Ownership Cap.
(2)	The denominator is based on 3,997,002 shares outstanding as of April 20, 2026, adjusted to include the number of shares set forth in the adjacent column which we would have sold to Lincoln Park, assuming the purchase price in the adjacent column. The numerator reflects the number of shares set forth in the adjacent column which we would have sold under the Purchase Agreement at the corresponding assumed average purchase price set forth in the adjacent column.
(3)	The closing sale price of our shares on April 20, 2026.

USE OF PROCEEDS

This prospectus relates to shares of our Common Stock that may be offered and sold from time to time by Lincoln Park. We will receive no proceeds from the sale of shares of Common Stock by Lincoln Park in this offering. We may receive up to $14,657,887.435.0 (in addition to the $342,112.57 previously received from sales made pursuant to the Purchase Agreement prior to the date of this prospectus) aggregate gross proceeds (subject to certain limitations) under the Purchase Agreement from any sales we make to Lincoln Park pursuant to the Purchase Agreement after the date of this prospectus. We estimate that the net proceeds to us from the sale of our Common Stock to Lincoln Park pursuant to the Purchase Agreement would be up to $15.0 million over an approximately 36-month period, assuming that we sell the full amount of our Common Stock that we have the right, but not the obligation, to sell to Lincoln Park under the Purchase Agreement, and after other estimated fees and expenses. See “Plan of Distribution” elsewhere in this prospectus for more information.

We intend to use any net proceeds that we received under the Purchase Agreement for general corporate purposes. As of April 20, 2026, we have sold an aggregate of 138,184 shares of our common stock to Lincoln Park for gross proceeds of approximately $342,112.57 under the Purchase Agreement, which shares (together with the 23,641 Commitment Shares) were registered for resale by Lincoln Park under the May 2025 Registration Statement. It is possible that no additional shares will be issued under the Purchase Agreement. We did not and will not receive any proceeds from the issuance of the Commitment Shares to Lincoln Park. We will bear all of the costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, the registration and filing fees, printing fees, Nasdaq listing fees and fees and expenses of our counsel and our accountants, but all selling and other expenses incurred by the selling stockholder will be paid by the selling stockholder.

SELLING STOCKHOLDER

This prospectus relates to the possible resale by the selling stockholder, Lincoln Park, of shares of our Common Stock that have been or may be issued to Lincoln Park pursuant to the Purchase Agreement. We are filing the registration statement of which this prospectus forms a part pursuant to the provisions of the Registration Rights Agreement, which we entered into with Lincoln Park on April 25, 2025 concurrently with our execution of the Purchase Agreement, in which we agreed to provide certain registration rights with respect to resales by Lincoln Park of the shares of our Common Stock that have been or may be issued to Lincoln Park under the Purchase Agreement.

Lincoln Park, as the selling stockholder, may, from time to time, offer and sell pursuant to this prospectus any or all of the shares that we have issued or may issue and sell to Lincoln Park under the Purchase Agreement. Lincoln Park may sell some, all or none of those shares. We do not know how long Lincoln Park will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with Lincoln Park regarding its sale of any of the shares. See “Plan of Distribution.”

The table below sets forth, to our knowledge, information concerning the beneficial ownership of shares of our Common Stock by the selling stockholder as of April 20, 2026. The percentages of shares owned prior to and after the offering are based on 3,997,002 shares of Common Stock outstanding as of April 20, 2026. The information in the table below with respect to the selling stockholder has been obtained from the selling stockholder. Other than as described under “Our Agreements With Lincoln Park,” above, neither Lincoln Park nor any of its affiliates has held a position or office, or had any other material relationship, with us or any of our predecessors or affiliates. Beneficial ownership is determined in accordance with Section 13(d) of the Exchange Act and Rule 13d-3 thereunder.

Selling Stockholder	Shares Beneficially Owned Prior to this Offering		Percentage of Outstanding Shares Beneficially Owned Prior to this Offering		Shares to be Sold in this Offering Assuming we issue the Maximum Number of Shares Under the Purchase Agreement		Percentage of Outstanding Shares Beneficially Owned After this Offering
Lincoln Park Capital Fund, LLC (1)	15,875	(2)	*	(2)	1,664,543	(3)	—	*(4)

*	Less than 1%
(1)	Josh Scheinfeld and Jonathan Cope, the Managing Members of Lincoln Park Capital, LLC, the manager of Lincoln Park Capital Fund, LLC, are deemed to be beneficial owners of all of the shares of Common Stock owned by Lincoln Park Capital Fund, LLC. Messrs. Cope and Scheinfeld have shared voting and investment power over the shares being offered under this prospectus. Neither Lincoln Park Capital, LLC nor Lincoln Park Capital Fund, LLC is a licensed broker dealer or an affiliate of a licensed broker dealer.
(2)	Immediately prior to the date of this prospectus, Lincoln Park beneficially owns 15,875 shares.
(3)	Assumes issuance of the maximum 1,664,543 shares being registered hereby. Although the Purchase Agreement provides that we may sell up to $15.0 million in shares of our Common Stock to Lincoln Park, only 1,664,543 shares of our Common Stock are being offered under this prospectus that may be sold by us to Lincoln Park at our discretion from time to time over a 36-month period following the Commencement. Depending on the price per share at which we sell our Common Stock to Lincoln Park pursuant to the Purchase Agreement, we may need to sell to Lincoln Park under the Purchase Agreement more shares of our Common Stock than are offered under this prospectus to receive aggregate gross proceeds equal to the $15.0 million total commitment of Lincoln Park under the Purchase Agreement. If we choose to do so, we must first register for resale under the Securities Act such additional shares. The number of shares ultimately offered for resale by Lincoln Park will depend upon the number of shares we elect to sell to Lincoln Park under the Purchase Agreement.
(4)	Assumes the sale by Lincoln Park of all 1,664,543 shares of our Common Stock registered hereby, although the selling stockholder is under no obligation known to us to sell any shares of Common Stock at any particular time.

DILUTION

Our sale of shares of our Common Stock to Lincoln Park pursuant to the Purchase Agreement will have a dilutive impact on our stockholders. In addition, the lower our stock price is at the time we elect to sell shares to Lincoln Park under the Purchase Agreement, the more shares of our Common Stock we will have to sell to Lincoln Park to achieve the same gross proceeds amount, in which case our existing stockholders would experience greater dilution.

The amount that Lincoln Park will receive for our Common Stock when resold pursuant to this prospectus will depend upon the timing of sales and will fluctuate based on the trading price of our Common Stock.

Our net tangible book value as of December 31, 2025 was approximately $10.4 million, or $2.71 per share of Common Stock. Net tangible book value per share is determined by dividing our total tangible assets, excluding goodwill and intangible assets, less total liabilities, by the number of shares of our Common Stock outstanding as of December 31, 2025.

After giving effect to the sale and issuance of 1,664,543 shares of Common Stock to Lincoln Park pursuant to the Purchase Agreement at an assumed average sale price of $4.63 per share of Common Stock (which was the closing sale price of our Common Stock on April 20, 2026) and deducting estimated offering expenses payable by us of approximately $19 thousand, our as adjusted net tangible book value as of December 31, 2025 would have been approximately $18.1 million, or $3.29 per share. This represents an immediate increase in net tangible book value of $0.58 per share to existing stockholders and an immediate dilution of $1.34 per share to new investors. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of Common Stock in this offering, assuming a purchase price of $4.63 per share of Common Stock (which was the closing sale price of our Common Stock on April 20, 2026), and our as adjusted net tangible book value per share after giving effect to this offering.

The following table illustrates this dilution on a per share basis:

Assumed offering price per share of Common Stock		$4.63
Net tangible book value per share as of December 31, 2025	$2.71
Increase in net tangible book value per share attributable to this offering	$0.58
As adjusted net tangible book value per share after giving effect to this offering		$3.29
Dilution per share to new investors		$(1.34)

The number of shares of our Common Stock to be outstanding as shown above is based on 3,884,613 shares of our Common Stock outstanding as of December 31, 2025, and excludes (in each case as of December 31, 2025):

●	152,389 shares of Common Stock issued subsequent to December 31, 2025;

●	1,812 shares of Common Stock issuable upon the exercise of stock options, with a weighted-average exercise price of $487.69 per share;

●	25,870 shares of Common Stock issuable upon the settlement of outstanding restricted stock units;

●	2,699,947 shares of Common Stock issuable upon the exercise of outstanding warrants, with a weighted-average exercise price of $84.02 per share; and

●	26,174 additional shares of Common Stock reserved for future issuance under our 2022 Omnibus Incentive Plan.

To the extent that outstanding options or warrants have been or may be exercised, new equity awards were or are issued, shares of our Common Stock are sold under our employee stock purchase plan, or we otherwise issued or issue additional shares of Common Stock, including in our “at the market” offering program, investors purchasing our Common Stock in this offering may experience further dilution.

PLAN OF DISTRIBUTION

The shares of our Common Stock offered by this prospectus are being offered by the selling stockholder, Lincoln Park. The shares may be sold or distributed from time to time by the selling stockholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the shares offered by this prospectus could be effected in one or more of the following methods:

●	ordinary brokers’ transactions;

●	transactions involving cross or block trades;

●	through brokers, dealers, or underwriters who may act solely as agents;

●	“at the market” into an existing market for the shares of our Common Stock;

●	in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;

●	in privately negotiated transactions; or

●	any combination of the foregoing.

In order to comply with the securities laws of certain states, if applicable, the shares of our Common Stock offered by this prospectus may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares of our Common Stock offered by this prospectus may not be sold unless they have been registered or qualified for sale in the state or an exemption from the state’s registration or qualification requirement is available and complied with.

Lincoln Park is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.

Lincoln Park has informed us that it intends to use an unaffiliated broker-dealer to effectuate all sales, if any, of the Common Stock that it has acquired and may purchase from us pursuant to the Purchase Agreement. Such sales will be made at prices and at terms then prevailing or at prices related to the then current market price. Each such unaffiliated broker-dealer will be an underwriter within the meaning of Section 2(a)(11) of the Securities Act. Lincoln Park has informed us that each such broker-dealer will receive commissions from Lincoln Park that will not exceed customary brokerage commissions.

Brokers, dealers, underwriters or agents participating in the distribution of the shares of our Common Stock offered by this prospectus may receive compensation in the form of commissions, discounts, or concessions from the purchasers, for whom the broker-dealers may act as agent, of shares of our Common Stock sold by Lincoln Park through this prospectus. The compensation paid to any such particular broker-dealer by any such purchasers of shares of our Common Stock sold by Lincoln Park may be less than or in excess of customary commissions. Neither we nor Lincoln Park can presently estimate the amount of compensation that any agent will receive from any purchasers of shares of our Common Stock sold by Lincoln Park.

We know of no existing arrangements between Lincoln Park or any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares offered by this prospectus.

We may from time to time file with the SEC one or more supplements to this prospectus or amendments to the registration statement of which this prospectus forms a part to amend, supplement or update information contained in this prospectus, including, if and when required under the Securities Act, to disclose certain information relating to a particular sale of shares of our Common Stock offered by this prospectus by the selling stockholder, including the names of any brokers, dealers, underwriters or agents participating in the distribution of such shares of our Common Stock by the selling stockholder, any compensation paid by Lincoln Park to any such brokers, dealers, underwriters or agents, and any other required information.

We will pay the expenses incident to the registration under the Securities Act of the offer and sale of the shares of our Common Stock covered by this prospectus by Lincoln Park. We estimate the total of such expenses will be approximately $46,000 (including expenses paid in connection with the May 2025 Registration Statement).

We have agreed to indemnify Lincoln Park and certain other persons against certain liabilities in connection with the offering of shares of Common Stock offered hereby, including liabilities arising under the Securities Act or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities. Lincoln Park has agreed to indemnify us against liabilities under the Securities Act that may arise from certain written information furnished to us by Lincoln Park specifically for use in this prospectus or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities.

Lincoln Park has represented to us that at no time prior to the Purchase Agreement has Lincoln Park or its agents, representatives or affiliates engaged in or effected, in any manner whatsoever, directly or indirectly, any short sale (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of our Common Stock or any hedging transaction, which establishes a net short position with respect to our Common Stock. Lincoln Park agreed that during the term of the Purchase Agreement, it, its agents, representatives or affiliates will not enter into or effect, directly or indirectly, any of the foregoing transactions.

We have advised Lincoln Park that it is required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes the selling stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the securities offered by this prospectus.

This offering will terminate on the earlier of (i) termination of the Purchase Agreement or (ii) the date that all shares offered by this prospectus have been sold by Lincoln Park.

Our Common Stock and Listed Warrants are traded on the Nasdaq Capital Market under the symbols “ICU” and “ICUCW,” respectively.

DIRECTORS AND EXECUTIVE OFFICERS

The following table identifies our current directors and executive officers:

Name	Age	Position
Eric Schlorff	53	Chief Executive Officer and Class III Director
Michael Messinger	51	Chief Financial Officer
Kevin Chung, MD	53	Chief Medical Officer
Jennifer A. Baird	58	Class II Director and Chair of the Board
Bernadette N. Vincent	67	Class II Director
Kenneth Van Heel	62	Class III Director
John Neuman	60	Class I Director

Directors

Eric Schlorff has served as a director and the Chief Executive Officer of SeaStar since July 2019 and as Chief Operating Officer from March 2019 to July 2019. Mr. Schlorff also previously served as a Director of SeaStar from June 2016 to May 2019. From 1999 to 2019, Mr. Schlorff served in multiple roles at The Dow Chemical Company in Midland, Michigan and Indianapolis, Indiana. From June 2016 to February 2019, Mr. Schlorff served as Global Director of Alternative Investments for The Dow Chemical Pension Plan, and Global Finance Leader for Crop Protection & Seeds at Dow AgroSciences from June 2013 to June 2016. Additional leadership positions held by Mr. Schlorff include the Global Market Intelligence Leader at Dow AgroSciences, Global Financial Manager of Royalties at Dow AgroSciences, Senior Investment Manager of Alternative Investments at The Dow Chemical Company, New Business Development of Pharmaceuticals at The Dow Chemical Company, Global Financial Analyst within the New Businesses division at The Dow Chemical Company, and Global Financial Analyst within Dow AgroSciences at The Dow Chemical Company. We believe that Mr. Schlorff is well-qualified to serve on the Board due to his intimate knowledge of our business operations, including the scientific basis, regulatory requirements and sales and marketing channels of the SCD products, as well as his extensive experience in financial planning and managing large and complex organizations.

Jennifer Baird has served as a director of SeaStar since June 2024 and as Chair of the Board since 2025. Since 2023, Ms. Baird has served as the Executive Chair of the Board of Directors for Culturewell, Co., an organization that delivers actionable insights for healthcare infection prevention through environmental sampling testing and germ risk assessments. From 2017 to 2022, Ms. Baird founded and served as the Chief Executive Officer of Fifth Eye Inc., an FDA-regulated software medical device company developing and commercializing healthcare-related clinical algorithms and predictive analytics using streaming physiologic parameter inputs (acquired by Airstrip Technologies, Inc.). From 2010 to 2017, Ms. Baird was the Chief Executive Officer of Accio Energy, Inc., an organization that focused on developing transformational renewable energy technology. In addition, Ms. Baird has co-founded other healthcare-based companies, including Accuri Cytometers, Inc. (acquired by Becton Dickinson) and Sonetics Ultrasound, Inc. Ms. Baird served in Chief Executive Officer-director roles for each of Fifth Eye, Inc., Accio Energy, Inc., Accuri Cytometers Inc., and Sonetics Ultrasound, Inc. Ms. Baird has served as a director for Hope Clinic, a nonprofit, since 2009. Ms. Baird has a Bachelor of Arts in Organizational Psychology/Leadership from the University of Michigan and a Master of Business Administration from Kellogg Graduate School of Management Northwestern University. Ms. Baird became NACD Directorship Certified® in 2025. We believe that Ms. Baird is well-qualified to serve on the Board due to her leadership, healthcare industry, executive management, and governance expertise and that her service will enhance the ability of the Board to provide effective support and oversight of the Company’s operations.

Bernadette Vincent has served as a director of SeaStar since June 2024. Ms. Vincent is currently CEO of WC Operations, LLC, (d.b.a., Winners Circle Group of Texas), a behavioral health organization that serves special needs children, adults and their families. She has also served on the Board of WC Operations, LLC since 2024. Ms Vincent served in various roles at Satellite Healthcare Inc., a national non-profit kidney care company offering treatment options education, applied pragmatic research and clinical trials, and chronic, home and acute dialysis therapies, including as President & Chief Operating Officer from 2021 to 2023, as Chief Operating Officer from 2020 to 2021, and as Chief Field Operations Officer from 2018 to 2020. Prior to that from 2015 to 2017, Ms. Vincent served in various divisions as Chief Operating Officer for Mednax, Inc., a national medical group providing multi-specialty physician and health system services company. Prior to that, Ms. Vincent served in various leadership roles with Fresenius Medical Care North America. She was Group Vice President from 2008-2014, overseeing Acute, Chronic and Home Dialysis operations over the southeastern part of the United States. She served as Vice President of Operations from 2006-2008 and was a selected to participate in several advanced leadership development programs at Harvard Business School and INSEAD. She also oversaw clinical trials throughout her regions for End Stage Kidney Disease Care Populations, working with the Research Division of Fresenius Medical Care. Ms. Vincent’s Board of Directors experience spanned from 2014-2023, where she served from 2018 to 2023, as a non-voting Board member for Satellite Healthcare Inc., serving on the Quality, Safety & Patient Experience; Government & Compensation, Executive & Strategy committees. Ms. Vincent served as a director for the National Kidney Foundation, California & Pacific Northwest chapter since 2021, and was Founder Board member for the Laureate Academy Charter School from 2014 to 2015, serving on the Finance Committee. Ms. Vincent holds a Bachelor of Science in Nursing from Dillard University and Master of Business Administration from Pepperdine University. We believe that Ms. Vincent is well-qualified to serve on the Board due to her healthcare industry expertise, as well as her research, business and governance experience, and that she will provide valuable insight and knowledge to the Company’s operations.

Kenneth Van Heel has served as a director of SeaStar since 2021 and previously served as a director from 2011 to 2015. Mr. Van Heel has also served as Chief Executive Officer at Motorcity Systems, a software provider in the trucking and transportation industry, since November 2021. Since June 2012, Mr. Van Heel has also served as a Director and Advisor at Gantec, Inc., a biotechnology company for agricultural products through April 2025. Prior to joining Motorcity Systems, Mr. Van Heel served in various roles at The Dow Chemical Company. At The Dow Chemical Company, from 2016 to 2021, Mr. Van Heel served as the Global Director of Strategic Planning; from 2012 to 2016, Mr. Van Heel served as the Director of Alternative Investments and CIO Canadian Pension Plan; from 2006 to 2016, Mr. Van Heel served as Director of Alternative Investments; from 2003 to 2006, Mr. Van Heel served as the Senior Manager of Private Equity; from 2000 to 2003, Mr. Van Heel served as the Manager of Dow Corporate Venture Capital; and from 1986 to 2000, Mr. Van Heel held various positions within the Ventures and Business Development division. We believe that Mr. Van Heel is well-qualified to serve on the Board due to his extensive and deep experience in venture capital investment, financial analysis and reporting, risk management, strategic planning, and public company operations, as well as his expertise and skills in working with companies in the medical device and healthcare industries, which will provide valuable oversight and guidance to our governance.

John Neuman has served as a director of SeaStar since June 2024. Mr. Neuman, retired from Dow Chemical Company (“Dow”) in 2023 following 30 years of service. He retired as Vice President of Global Financial Accounting at Dow, directing a global team of more than 350 team members. His organization was responsible for ensuring efficient and accurate financial accounting and reporting for a network of more than 400 legal entities across the globe including preparing the financial filings with the U.S. Securities and Exchange Commission. Additionally, Mr. Neuman provided oversight and direction for Corporate Controllers and for Mumbai Global Accounting. He joined Dow in 1993, and held various positions in Finance, including roles in corporate auditing, corporate controllers, business finance and controllers. His business finance role included a five-year international assignment in Switzerland. His tenure at Dow included finance integration and reporting responsibilities for several M&A transactions, including the Rohm & Haas and Dow Corning acquisitions and the DowDuPont merger. Prior to joining Dow, Mr. Neuman worked as an audit manager for Deloitte & Touche LLP. He holds a degree in accounting from Michigan State University, is a CPA, and has served as a member of the MSU External Advisory Board for the Department of Accounting and Information Systems. We believe that Mr. Neuman is well-qualified to serve on the Board due to his extensive expertise in financial accounting, corporate governance, financial risk management, and strategic opportunities, as well as his proven track record of executing investment and business strategies for public companies, which will contribute to the Board’s ability to effectively manage our growth and commercial plans.

Executive Officers

Eric Schlorff See “- Directors” for the biography of Eric Schlorff who serves as the Chief Executive Officer and as a Class III Director.

Michael Messinger has served as Chief Financial Officer since November 14, 2025. Mr. Messinger has more than two decades of experience and leadership in financing and accounting for drug discovery and development organizations. He has served as a member of the board of directors of Filament Health Corp. since March 2024 and a strategic consultant to various biotechnology companies since January of 2024. Mr. Messinger most recently served as Chief Financial Officer of ContraFect Corporation, a biotechnology company focused on treatments for life-threatening bacterial infections in the hospital setting, from October 2018 to November 2023, where he led the company through multiple financing rounds, including investments from Pfizer Inc., and a contract with BARDA (Biomedical Advanced Research and Development Authority). Prior to becoming the Chief Financial Officer of ContraFect, Mr. Messinger held senior financial roles at ContraFect, Lexicon Pharmaceuticals, Inc. and Coelacanth Corporation. He started his career as an auditor at Ernst & Young LLP. Mr. Messinger received his B.B.A. degree in accounting from the University of Michigan.

Kevin Chung, MD has served as the Chief Medical Officer of SeaStar since July 1, 2022. Dr. Chung served as a professor in the Department of Medicine at the Uniformed Services University of the Health Sciences from 2016 to 2022, and as Chair of the Department of Medicine since 2018. From 2014 to 2020, Dr. Chung served as Critical Care Consultant to the U.S. Surgeon General. From 2016 to 2018, Dr. Chung served as Department of Medicine Chief at the Brooke Army Medical Center. From 2015 to 2016, Dr. Chung served as Director of Research at the US Army Institute of Surgical Research, and as Task Area Manager, Clinical Trial from 2012 to 2015. From 2006 to 2013, Dr. Chung served as Medical Director, Burn Intensive Care Unit at the US Army Burn Center. Dr. Chung is a retired army colonel and holds medical licenses in Texas and Maryland.

CORPORATE GOVERNANCE

General

Our Board has adopted a Code of Business Conduct and Ethics, and charters for our Nominating and Corporate Governance Committee, Audit Committee and Compensation Committee to assist the Board in the exercise of its responsibilities and to serve as a framework for the effective governance of the Company. You can access our current committee charters and our Code of Business Conduct and Ethics in the “Governance” section under “Governance Documents” of our investor relations page of our website located at investors.seastarmedical.com.

Board Composition

Our Board currently consists of five members: Jennifer Baird, John Neuman; Bernadette Vincent; Eric Schlorff; and Kenneth Van Heel. As set forth in our Charter, the Board is currently divided into three classes with staggered, three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our Charter provides that the authorized number of directors may be fixed from time to time by the Board, except as otherwise provided for or fixed relating to the rights of the holders of any series of Preferred Stock to elect additional directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our Board into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of our Company. Our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of the total voting power of the outstanding shares of our capital stock entitled to vote in the election of directors.

Independence of the Board

As required under Nasdaq listing standards, a majority of the members of a listed company’s Board must qualify as “independent,” as affirmatively determined by the Board. The Board consults with the Company’s counsel to ensure that the Board’s determinations are consistent with relevant securities and other laws and regulations regarding the definition of “independence,” including those set forth in pertinent listing standards of Nasdaq, as in effect from time to time.

Consistent with these considerations, after review of all relevant identified transactions or relationships between each director, or any of his or her family members, and the Company, its senior management and its independent auditors, the Board has affirmatively determined that the following four directors, representing a majority of the members of the Board, are independent directors within the meaning of the applicable Nasdaq listing standards: Ms. Baird, Mr. Neuman, Ms. Vincent, and Mr. Van Heel. In making this determination, the Board found that none of these directors had a material or other disqualifying relationship with the Company. As Mr. Schlorff serves as our Chief Executive Officer, he is not independent. Additionally, in accordance with our Corporate Governance Guidelines, the Board determined that all members of the audit, compensation, and nominating and corporate governance committees of the Board are independent.

Director Candidates

The Nominating and Corporate Governance Committee is primarily responsible for searching for qualified director candidates for election to the Board and filling vacancies on the Board. To facilitate the search process, the Nominating and Corporate Governance Committee may solicit current directors and executives of the Company for the names of potentially qualified candidates or ask directors and executives to pursue their own business contacts for the names of potentially qualified candidates. The Nominating and Corporate Governance Committee may also consult with outside advisors or retain search firms to assist in the search for qualified candidates or consider director candidates recommended by our stockholders. Once potential candidates are identified, the Nominating and Corporate Governance Committee reviews the backgrounds of those candidates, evaluates candidates’ independence from the Company and potential conflicts of interest and determines if candidates meet the qualifications desired by the Nominating and Corporate Governance Committee for candidates for election as a director.

In evaluating the suitability of individual candidates (both new candidates and current Board members), the Nominating and Corporate Governance Committee, in recommending candidates to the Board, and the Board, in approving and recommending for election (and, in the case of vacancies, appointing) such candidates, will consider candidates who have a high level of personal and professional integrity, strong ethics and values and the ability to make mature business judgments. In evaluating director candidates, the Nominating and Corporate Governance Committee and the Board may also consider the following criteria as well as any other factor that they may deem to be relevant: the candidate’s experience in corporate management, such as serving as an officer or former officer of a publicly held company; the candidate’s experience as a board member of another publicly held company; the candidate’s professional and academic experience relevant to the Company’s industry; the strength of the candidate’s leadership skills; the candidate’s experience in finance and accounting and/or executive compensation practices; and whether the candidate has the time required for preparation, participation and attendance at Board meetings and committee meetings, if applicable. In addition, the Board will consider whether there are potential conflicts of interest with the candidate’s other personal and professional pursuits. In addition, the Board monitors the mix of specific experience, qualifications and skills of its directors in order to assure that the Board, as a whole, has the necessary tools to perform its oversight function effectively in light of the Company’s business and structure. Although the Board does not have a formal written diversity policy with respect to the evaluation of director candidates, in its evaluation of director candidates, the Nominating and Corporate Governance Committee will consider factors including, without limitation, issues of judgment, diversity, age, skills, background and experience, and with respect to diversity, such factors as gender, race, ethnicity, experience, and area of expertise, as well as other individual qualities and attributes that contribute to the total diversity of viewpoints and experience represented on the Board.

Stockholders may recommend individuals to the Nominating and Corporate Governance Committee for consideration as potential director candidates by submitting the names of the recommended individuals, together with appropriate biographical information and background materials as set forth in our Bylaws, to the Nominating and Corporate Governance Committee, c/o Corporate Secretary, SeaStar Medical Holding Corporation, 3513 Brighton Blvd, Suite 410, Denver, CO 80216. In the event there is a vacancy, and assuming that appropriate biographical and background material has been provided on a timely basis, the Nominating and Corporate Governance Committee will evaluate stockholder-recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates recommended by other sources.

Communications from Interested Parties

Anyone who would like to communicate with, or otherwise make his or her concerns known directly to the chairperson of any of the Audit, Nominating and Corporate Governance, and Compensation Committees, or to the non-management or independent directors as a group, may do so by addressing such communications or concerns to c/o Corporate Secretary, SeaStar Medical Holding Corporation, 3513 Brighton Blvd, Suite 410, Denver, CO 80216, which will forward such communications to the appropriate party. In general, communications relating to corporate governance and long-term corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances and matters as to which we tend to receive repetitive or duplicative communications.

Board Leadership Structure

The Board has not implemented a policy requiring the positions of the Chair of the Board and Chief Executive Officer to be separate or held by the same individual. Any further determination to create such a policy is expected to be based on circumstances existing from time to time, based on criteria that are in the Company’s best interests and the best interests of its stockholders, including the composition, skills and experience of the Board and its members, specific challenges faced by the Company or the industry in which we operate, and governance efficiency. Ms. Baird serves as the Chair of the Board. The Board believes that having an independent director serving as the Chair provides better and effective oversight and management of the Company as a publicly traded company, which also improves management efficiency as the Chief Executive Officer can focus on day-to-day operations of the Company. If the Board convenes for a meeting, the non-management directors will meet in one or more executive sessions, if the circumstances warrant it. The Board may also consider appointing a lead independent director, if the circumstances warrant it.

Risk Oversight

The Board will administer the risk oversight function directly through the Board as a whole, as well as through its committees, where applicable, monitoring and assessing strategic risk exposure, enterprise risk, and governance risks. The audit committee will be responsible for considering and discussing our major financial risk exposures and the steps our management has taken to monitor and control these exposures. The compensation committee is responsible for reviewing and assessing the risks associated with the compensation arrangements of executive management, including the lack of alignment between the incentives of management and the interests of stockholders. The allocation of risk oversight responsibility may change, from time to time, based on the evolving needs of the Company.

Executive Sessions of Non-Management Directors

As provided in the Corporate Governance Guidelines, the non-management directors meet, without management directors or management present on a regularly scheduled basis. If the non-management directors include directors who are not considered independent, the independent directors must also meet in executive session the conclusion of each board meeting. Our Chair of the Board, Jennifer Baird currently presides over executive sessions.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics applicable to our directors, executive officers and employees. The Code of Business Conduct and Ethics is available on our website at https://investors.seastarmedical.com/corporate-governance/documents-charters/. The Company will disclose any amendments to, or waivers of, provisions of our Code of Business Conduct and Ethics on our website.

Insider Trading Policy

We are committed to promoting high standards of ethical business conduct and compliance with applicable laws, rules, and regulations. As part of this commitment, we have adopted an Insider Trading Policy governing transactions in our securities by our directors, employees, contractors, consultants, and other personnel providing services to us, that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and Nasdaq listing standards. While the Company has not adopted a formal policy governing insider trading restrictions on the Company itself, as a matter of practice the Company generally observes the same procedures and restrictions, including the potential existence of material non-public information, with respect to transactions by the Company in its securities, including repurchases of Common Stock.

Anti-Hedging Policy

Our Board has adopted an Insider Trading Policy, which applies to all of our directors, officers and employees. The policy prohibits our employees and directors from engaging in any hedging transactions (including transactions involving options, puts, calls, prepaid variable forward contracts, equity swaps, collars and exchange funds or other derivatives) that are designed to hedge or speculate on any change in the market value of the Company’s equity securities.

Attendance by Members of the Board at Meetings

During the fiscal year ended December 31, 2025, the Board held 15 meetings of the Board. During the fiscal year ended December 31, 2025, other than Allan Collins, each director attended at least 75% of the aggregate of (i) all meetings of the Board and (ii) all meetings of the committees on which the director served during the period in which he or she served as a director.

Each director is expected to spend the time and effort necessary to properly discharge his or her responsibilities. Accordingly, a director is expected to attend all meetings of the Board and meetings of the committees on which the director sits (including separate meetings of the independent directors), with the understanding that, on occasion, a director may be unable to attend a meeting. We do not maintain a formal policy regarding director attendance at the Annual Meeting; however, we encourage our directors to attend the Annual Meeting.

COMMITTEES OF THE BOARD

Our Board has established three standing committees — Audit, Compensation, and Nominating and Corporate Governance — each of which operates under a written charter that has been approved by our Board.

The members of each of the Board committees and committee Chairpersons are set forth in the following chart.

Name	Audit	Compensation	Nominating and Corporate Governance
Jennifer A. Baird	X	Chair	Chair
Kenneth Van Heel	X	X
John Neuman	Chair		X
Bernadette N. Vincent		X	X

Audit Committee

Our Audit Committee will be responsible for, among other things:

●	retaining, overseeing and evaluating the independence and performance of our independent auditor;

●	reviewing and discussing with our independent auditor their annual audit, including the timing and scope of audit activities;

●	pre-approving audit services;

●	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the quarterly and annual financial statements that we file with the SEC;

●	reviewing the adequacy and effectiveness of our accounting and internal controls over financial reporting, disclosure controls and policies and procedures;

●	reviewing and discussing guidelines and policies governing the process by which our senior management assesses and manages our exposure to risk;

●	reviewing, and if appropriate, approving or ratifying any related party transactions and other significant conflicts of interest;

●	establishing procedures for the receipt, retention and treatment of complaints received by us and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

●	reviewing our program to monitor compliance with our code of ethics; and

●	overseeing significant deficiencies and material weaknesses in the design or operation of our internal controls over financial reporting.

Our Audit Committee currently consists of John Neuman, Jennifer Baird and Kenneth Van Heel, with Mr. Neuman serving as chair of the Audit Committee. Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Nasdaq rules require that our audit committee must be composed entirely of independent members. Each of John Neuman, Jennifer Baird and Kenneth Van Heel meet the definition of “independent director” for purposes of serving on the audit committee under Rule 10A-3 of the Exchange Act and Nasdaq rules. Each member of our audit committee also meets the financial literacy requirements of the Nasdaq listing standards. In addition, the Board determined that John Neuman qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K.

Compensation Committee

Our Compensation Committee is responsible for, among other things:

●	reviewing and approving the compensation of our executive officers;

●	reviewing and recommending to our Board the compensation of our directors;

●	overseeing the development and implementation of compensation plan programs;

●	establishing and administering our incentive compensation and equity-based plans and approving or recommending to our Board for approval amendments to these plans if deemed appropriate;

●	reviewing and approving any severance or termination arrangements to be made with any of our executive officers; and

●	reviewing and approving at least annually the corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers.

Our Compensation Committee currently consists of Jennifer Baird, Kenneth Van Heel and Bernadette Vincent, with Ms. Baird serving as the chair of the Compensation Committee. Each member of the committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee will be responsible for, among other things:

●	identifying, screening and recommending to our Board director candidates for election (or re-election);

●	overseeing the policies and procedures with respect to the consideration of director candidates recommended by stockholders;

●	reviewing and recommending to our Board for approval, as appropriate, disclosures concerning our policies and procedures for identifying and screening Board nominee candidates, the criteria used to evaluate Board membership and director independence as well as any policies regarding Board diversity;

●	reviewing independence qualifications of directors under the applicable Nasdaq rules;

●	developing and coordinating with management on appropriate director orientation programs; and

●	our stockholder engagement plan, if any, and overseeing relations with stockholders.

Our Nominating and Corporate Governance Committee currently consists of Jennifer Baird, John Neuman and Bernadette Vincent, with Ms. Baird serving as the chair of the Nominating and Corporate Governance Committee.

EXECUTIVE COMPENSATION

Overview

This section discusses the material components of the executive compensation program for SeaStar’s executive officers who are named below. As a smaller reporting company, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies” as such term is defined in the rules promulgated under the Securities Act, which require compensation disclosure for our principal executive officer and our two other most highly compensated executive officers.

In 2025, SeaStar’s “named executive officers,” were as follows:

●	Eric Schlorff, Chief Executive Officer

●	Michael Messinger, Chief Financial Officer

●	Kevin Chung, Chief Medical Officer

●	David Green, former Chief Financial Officer

2025 Compensation of Named Executive Officers

Base Salary

Base salaries are intended to provide a level of compensation sufficient to attract and retain an effective management team, when considered in combination with the other components of the executive compensation program. In general, SeaStar seeks to provide a base salary level designed to reflect each executive officer’s scope of responsibility and accountability. Please see the “Salary” column in the “Summary Compensation Table for Fiscal Years 2025 and 2024” below for the base salary amounts received by the named executive officers in fiscal 2025 and 2024.

Long-Term Equity Incentive Awards

To further focus SeaStar’s named executive officers on its long-term performance, SeaStar may grant equity compensation in the form of stock options and restricted stock units. Restricted stock units were granted to Messrs. Chung and Green during the year ended December 31, 2025, and restricted stock units were granted to Messrs. Schlorff, Chung and Green during the year-ended December 31, 2024. For more information, see “Summary Compensation Table for Fiscal Years 2025 and 2024,” “Outstanding Equity Awards at December 31, 2025,” and “Employee Benefit and Equity Compensation Plans” below.

Incentive Compensation

SeaStar periodically uses bonuses to incentivize and retain its employees, including its named executive officers. Please see the “Bonus” column in the “Summary Compensation Table for Fiscal Years 2025 and 2024” below for the bonus amounts received by the named executive officers in fiscal year 2025 and 2024.

SeaStar periodically enters into agreements to grant short- and long-term cash or stock incentive awards to its employees including its named executive officers to encourage achievement of certain performance goals. This includes incentive awards based on the achievement of certain business development, financing milestone, and exit event goals. In addition, SeaStar periodically awards its named executive officers annual bonuses from a discretionary bonus pool. The Compensation Committee determined not to award any bonus in 2025 other than a one-time bonus to Mr. Green.

Timing of Certain Equity Awards

Equity awards are discretionary and are generally granted to our named executive officers upon approval during the first quarter of the Compensation Committee and Board of Directors each year. Awards to non-employee directors, if any, are generally granted following approval at the May meeting of the Compensation Committee and Board of Directors each year. However, depending on the availability of shares authorized under the 2022 Equity Incentive Plan, the approval, if any, or timing of the approval of grants could deviate from above. We did not grant any stock options, stock appreciation rights or similar awards under the 2022 Equity Incentive Plan in the period beginning four business days before the filing of a periodic report on Form 10-Q, Form 10-K, or Form 8-K that disclosed material nonpublic information, and ending one business day after the filing or furnishing of such information. Our Compensation Committee did not take material nonpublic information into account when determining the timing and terms of equity awards in 2025, and we do not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

Summary Compensation Table

The following table sets forth information for the years ended December 31, 2025 and 2024, regarding compensation awarded to or earned by SeaStar’s named executive officers.

		Salary	Bonus		Stock Awards(4)		Option Awards(5)	Non-Equity Incentive Plan		Total
Name and Principal Position	Year	($)	($)		($)		($)	($)		($)
Eric Schlorff	2025	$406,500	$—		$—		$—	$—		$406,500
Chief Executive Officer	2024	$420,000	$16,139	(1)	$142,350	(6)	$—	$—		$578,489
Michael Messinger	2025	$—	$—		$—		$—	$30,000	(8)	$30,000
Chief Financial Officer	2024	$—	$—		$—		$—	$—		$—
Kevin Chung	2025	$345,000	$—		$22,500	(7)	$—	$—		$367,500
Chief Medical Officer	2024	$350,000	$12,250	(2)	$32,850	(6)	$—	$—		$395,100
David Green	2025	$231,250	$—		$22,500	(7)	$—	$—		$253,750
Chief Financial Officer (former)	2024	$363,702	$249,675	(3)	$395,650		$—	$—		$1,009,027

(1)	This amount reflects payment of a portion of the 2024 annual performance bonus earned but not paid until 2025 due to the Company’s financial condition, with the remainder of the 2024 bonus voluntarily rescinded in June 2025. The 2024 bonus was previously not disclosed because it had been previously rescinded in its entirety.
(2)	Amounts reflect (i) $9,450 payment of a portion of the 2024 annual performance bonus earned but not paid until 2025 due to the Company’s financial condition, with the remainder of the 2024 bonus voluntarily rescinded in June 2025, and (ii) a one-time holiday bonus of approximately $2,800 provided to all employees except for the Chief Executive Officer. The 2024 bonus was previously not disclosed because it had been previously rescinded in its entirety
(3)	Amounts reflect bonuses paid for a combination of (i) $136,875 paid for the full 2024 annual performance bonus earned but not paid until 2025 due to the Company’s financial condition, and (ii) $110,000 paid related to certain targeted 2024 financing results, but not paid until 2025 due to the Company’s financial condition. The 2024 bonus was previously not disclosed because it had been previously rescinded in its entirety
(4)	Amounts reflect the grant date fair value of restricted stock units granted in each reported fiscal year calculated in accordance with FASB ASC Topic 718, without taking into account any estimated forfeitures related to service-vesting conditions. The grant date fair value was determined using the closing share price of the Company’s Common Stock on the date of grant.
(5)	Amounts reflect the grant date fair value of options granted, if any, calculated in accordance with FASB ASC Topic 718, without taking into account any estimated forfeitures related to service-vesting conditions, No options were granted in 2025 or 2024.
(6)	The restricted stock units granted in November 2024 vest in three equal annual installments of 33.33%, beginning on July 1, 2025, with the final installment vesting on July 1, 2027.
(7)	The restricted stock units granted on April 2025 vest in three equal installments of 33.33%, beginning on April 1, 2026, with the final installment vesting on April 1, 2028.
(8)	Amounts reflect payment of a monthly fee of $15,000 to perform services as a non-employee fractional Chief Financial Officer. Mr. Messinger commenced his services in November 2025.
(9)	On August 13, 2025, the Board of Directors of SeaStar Medical Holding Corporation terminated the employment of David Green, the Company’s Chief Financial Officer and Treasurer effective August 14, 2025.

Narrative to Summary Compensation Table

Employment Agreements

The terms of the employment arrangements with each named executive officer are as follows:

Eric Schlorff

Mr. Schlorff’s employment agreement, dated April 21, 2022, governs the terms and conditions of his employment as the Chief Executive Officer of the Company. Mr. Schlorff’s employment agreement entitles him to an annual base salary and the opportunity to participate in the executive bonus plan approved by the Compensation Committee. In addition, Mr. Schlorff is eligible to receive an annual discretionary bonus, with the actual amount (if any) to be determined in the sole discretion of the Board based on a combination of factors, including the performance of the Company and Mr. Schlorff individually. Mr. Schlorff also is eligible to participate in the benefit plans that are generally available to all Company employees.

Under the employment agreement, if Mr. Schlorff is terminated by the Company without cause, he is entitled to receive continued base salary and health benefits continuation for up to twelve (12) months, offset by any compensation and benefits received from any subsequent employer during such period, subject to Mr. Schlorff executing a general release. For purposes of Mr. Schlorff’s employment agreement, “cause” means (i) executive’s commission of any act of fraud, embezzlement, dishonesty, or sexual harassment, (ii) executive’s refusal or failure to comply in any material respect with our written policies and procedures, (iii) executive’s unauthorized use or disclosure of our confidential information or trade secrets, or (iv) executive’s gross negligence or misconduct adversely affecting our business or affairs in a material manner.

The employment agreement provides that upon a “Change in Control” (as defined in the agreement), all outstanding stock options will vest. All vested and outstanding stock options will remain exercisable for up to twelve months following a termination of Mr. Schlorff’s employment, other than for cause.

Michael Messinger

Pursuant to the terms of the consulting agreement between Mr. Messinger and the Company, dated October 31, 2025 (the “Consulting Agreement”), Mr. Messinger receives a monthly fee of $15,000, and the Company can terminate the Consulting Agreement at any time with 30 days’ notice.

Kevin Chung, MD

On May 18, 2022, SeaStar Medical entered into an employment agreement with Dr. Chung to serve as its Chief Medical Officer, commencing on July 1, 2022. Dr. Chung is entitled to receive an annual base salary. In addition, Dr. Chung is eligible to receive an annual discretionary bonus of up to a maximum amount of 40% of his base salary, with the actual amount (if any) to be determined in the sole discretion of the Board based on a combination of factors, including the performance of the Company and Dr. Chung individually.

Outstanding Equity Awards at December 31, 2025

The following table presents information regarding outstanding equity awards held by SeaStar’s named executive officers as of December 31, 2025.

	Option Awards (1)					Stock Awards (2)
Name	Number of Securities Underlying Unexercised Options (#) Exerciseable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration	Number of Shares or Units of Stock that have not Vested (#)		Market Value of Shares or Units of Stock that have not Vested ($)
Eric Schlorff	72	(3)	—	$2,500.00	3/1/2029	4,333	(6)
Chief Executive Officer	336	(4)	—	$132.50	2/20/2030	—
	399	(5)	—	$460.00	4/6/2033	—		$10,399
Michael Messinger	—					—
Chief Financial Officer	—					—
Kevin Chung, MD	266	(5)	—	$460.00	4/6/2033	1,000	(6)
Chief Medical Officer						1,500	(7)
								$6,000

(1)	This column provides information pertaining to all outstanding stock options held by our named executive officers as of December 31, 2025, both vested and unvested (if any), as of December 31, 2025.
(2)	This column provides information pertaining to unvested restricted stock units held by our named executive officers as of December 31, 2025.
(3)	The option was granted on October 28, 2022, and vested with respect to (i) twenty-five percent (25%) of the shares upon completion of one (1) year of service measured from March 1, 2019 and (ii) the balance of the shares subject to the option in a series of thirty-six (36) successive equal monthly installments upon completion of each additional month of service over the thirty-six (36)-month period measured from March 1, 2019. As of December 31, 2025, the option was fully vested and exercisable.
(4)	The option was granted on October 28, 2022, and vested with respect to (i) twenty-five percent (25%) of the shares upon completion of one (1) year of service measured from February 20, 2020, and (ii) the balance of the shares subject to the option in a series of thirty-six (36) successive equal monthly installments upon completion of each additional month of service over the thirty-six (36) month period measured from February 20, 2021. As of December 31, 2024, the option was fully vested and exercisable.
(5)	The option was granted on April 6, 2023, and became fully vested on April 6, 2024, the first anniversary of the date of grant.
(6)	The restricted stock units granted in November 2024 vest in three equal annual installments of 33.33%, beginning on July 1, 2025, with the final installment vesting on July 1, 2027.
(7)	These restricted stock units granted in April 2024 vest with respect to (i) twenty-five percent (25%) upon the completion of one (1) year of service from date of hire (January 10, 2024), and (ii) the balance of the units vest in a series of thirty-six successive equal monthly installments upon completion of each additional month of service over a thirty-six (36)-month period from the one-year anniversary of the hire date (January 10, 2024), subject to the terms of the award agreement.

Compensation Recovery Policy

On December, 1, 2023, the Compensation Committee adopted a compensation clawback policy (the “Clawback Policy”) in compliance with the final rules promulgated by the SEC under Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, Rule 10D-1 and Nasdaq (together, the “Clawback Rules”) that provides for the recovery of certain incentive-based compensation in the event we are required to restate our financial statements. The Clawback Policy provides that, in the event of the restatement of any financial reporting required under the securities laws or other similar laws or regulations, our board of directors (or applicable committee thereof) will take such actions as necessary to recover the portion of any incentive-based compensation that was granted, earned or vested based wholly or in part on the attainment of a financial reporting measure which was received by the executive officer that was in excess of the amount that he or she would have received had our financial results been calculated under the restated financial statements; provided that such compensation was paid to or awarded to the executive officer, or which vested (or became eligible to vest) during the Clawback Period. “Clawback Period” under the Clawback Policy is defined as the three completed fiscal years immediately prior to the date on which our board of directors or management determine we are required to (or we are otherwise legally directed to) prepare an accounting restatement and any transition period between the last day of our previous fiscal year end and the first day of our new fiscal year (that results from a change in our fiscal year) within or immediately following such three-year period; provided that any transition period between the last day of our previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months will be deemed a completed fiscal year.

Employee Benefit and Equity Compensation Plans

The principal features of SeaStar Medical’s existing employee benefit and equity incentive plans are summarized below.

Equity Incentive Plans

2022 Equity Incentive Plan

The 2022 Equity Incentive Plan was originally adopted by our Board on August 22, 2022, was approved by our stockholders as of October 18, 2022, and was subsequently amended and approved by our stockholders effective September 6, 2023, and replaced the existing 2019 Stock Incentive Plan. The 2022 Equity Incentive Plan was later further amended and approved by our stockholders effective June 4, 2024 and July 3, 2025. Please see Proposal 2 for further information about the 2022 Equity Incentive Plan and proposed amendments to the 2022 Equity Incentive Plan.

Change in Control. In the event of a change in control (as defined in the ESPP), the plan administrator may take such action as deemed appropriate including (i) having the successor entity (or its parent or subsidiary corporation) assume our obligations under the ESPP and the outstanding purchase rights, (ii) accelerating the next purchase date in the then current offering period to a date immediately before the closing date of the change in control, and applying the accumulated payroll deductions to the purchase of shares of our Common Stock at the purchase price in effect for that offering period or (iii) terminating all outstanding purchase rights and refunding all accumulated payroll deductions.

Health and Welfare Plans

All of the Company’s full-time employees, including its named executive officers, are eligible to participate in its health and welfare plans, including medical, dental, vision, voluntary life insurance, voluntary short-term and long-term disability insurance, and employee assistance program benefits made available to its employees.

Non-Employee Director Compensation

Annual compensation for our non-employee directors is composed of cash and equity-based compensation. Cash compensation paid to our non-employee directors consists of an annual retainer and supplemental retainers for the chairs and members of Board committees. Equity-based compensation for 2025 consisted of awards granted under the 2022 Equity Incentive Plan in the form of restricted stock units, at the election of each director. In accordance with our Director Compensation Program, each non-employee director is entitled to an annual retainer of $40,000 for service on the Board. The Board chair is entitled to an additional retainer of $40,000. Non-employee directors receive a $8,000 annual fee for service on the Audit Committee and a $6,000 annual fee for service on each other committee. In addition, non-employee directors receive an additional supplemental retainer for service as committee chair of $8,000 for the Audit Committee and $6,000 for each of the other committees. All of our directors are reimbursed for reasonable out-of-pocket expenses incurred for attending meetings of the Board or its committees and for other reasonable expenses related to the performance of their duties as directors.

For 2025, members of SeaStar’s board of directors earned director fees and were granted options and restricted stock unit awards as set forth below.

Name	Fees Earned or Paid in Cash(1) ($)	Stock Awards (2) ($)		Option Awards ($)	All Other Compensation ($)	Total ($)
Jennifer A. Baird	54,450	1,941	(3)	—	—	70,341
Bernadette N. Vincent	24,150	1,941	(3)	—	—	37,974
Kenneth Van Heel	43,792	1,941	(3)	—	—	49,608
John Neuman	32,400	1,941	(3)	—	—	49,841
Rick Barnett(4)	27,533	—		—	—	35,333
Allan Collins(5)	13,500	—		—	—	13,500

(1)	Amounts reflect the director fees earned during fiscal year 2025, not necessarily paid given the Company’s cash constraints during a portion of the year. In addition, this does not reflect the Board’s decision in June of 2025, to waive and rescind any earned but unpaid director fees as of June 2025.
(2)	Amounts reflect the grant date fair value of restricted stock units granted to our non-employee directors calculated in accordance with FASB ASC Topic 718 and accordingly determined on the basis of the closing selling price per share of our Common Stock on the award date and does not take into account any estimated forfeitures related to service-vesting conditions. For information regarding assumptions underlying the valuation of equity awards, see Notes 2 and 10 to our audited financial statements in the 2025 Annual Report.
(3)	Restricted stock units were granted July 1, 2025, vesting 100% on July 1, 2026.
(4)	On July 14, 2025, Rick J. Barnett resigned as a director of the Company.
(5)	On March 25, 2025, Allan Collins resigned as a director of the Company.

Equity Compensation Plan Information

The following table sets forth additional information as of December 31, 2025, about shares of our Common Stock that may be issued upon the exercise of options and other rights under our existing equity compensation plans and arrangements. The information includes the number of shares covered by, and the weighted average exercise price of, outstanding options and other rights and the number of shares remaining available for future grants excluding the shares to be issued upon exercise of outstanding options, warrants, and other rights.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights(1)	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights(2)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders	27,682	$487.69	164,175
Equity compensation plans not approved by security holders	—	$—	—
Total	27,682	$487.69	164,175

(1)	Includes (i) 689 shares underlying stock options outstanding under SeaStar Medical Inc.’s 2019 Stock Incentive Plan and (ii) 26,993 shares to be issued in connection with outstanding stock options and RSUs granted under the 2022 Equity Incentive Plan.

(2)	Reflect the weighted-average exercise prices of stock options outstanding (see Note 10 — Stock Based Compensation Awards of our Annual Report on Form 10-K for the fiscal year ended December 31, 2025).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of Common Stock on March 31, 2026, by:

●	each person known by the Company to be the beneficial owner of more than 5% of outstanding Common Stock;

●	each of the Company’s current named executive officers and directors; and

●	all current executive officers and directors of the Company as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security or the right to acquire such power within 60 days. Except as indicated by the footnotes below, the Company believes, based on the information furnished to it, that the persons and entities named in the table below will have sole voting and investment power with respect to all stock that they beneficially own, subject to applicable community property laws.

Common stock issuable upon exercise of warrants or options currently exercisable within 60 days are deemed outstanding solely for purposes of calculating the percentage of total voting power of the beneficial owner thereof.

Subject to the paragraph above, the percentage ownership of Common Stock is based on 3,993,719 shares of Common Stock outstanding as of March 31, 2026.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	% of Class
Five Percent Holders
Intracoastal Capital, LLC(1)	398,066	9.99%

Directors and Named Executive Officers(2)
Eric Schlorff(3)	6,329	*
Kevin Chung(4)	4,087	*
Michael Messinger	1,750	*
John Neuman	8,267	*
Kenneth Van Heel(5)	4,687	*
Jennifer A. Baird	2,687	*
Bernadette N. Vincent	267	*
All directors and officers as a group (7 persons)	28,074	*

*	Less than 1%
(1)	The information regarding the number of shares beneficially owned or deemed to be beneficially owned by Intracoastal Capital LLC (“Intracoastal”), is based on the Schedule 13G/A filed by Intracoastal on February 13, 2026. According to the Schedule 13G, Intracoastal, Mitchell P. Kopin and Daniel B Asher beneficially have shared voting and dispositive power over up to 398,066 shares comprising up to 398,066 warrants exercisable for common stock. According to our records, Intracoastal holds an aggregate of 533,785 warrants to purchase common stock (the “Intracoastal Warrants”). The shares beneficially owned reflect that the Intracoastal Warrants are subject to a beneficial ownership limitation of 9.99%, which such limitation restricts Intracoastal from exercising that portion of the Intracoastal Warrants that would result in Intracoastal and its affiliates owning, after exercise, a number of shares of common stock in excess of the beneficial ownership limitation. The address of Intracoastal and Mr. Kopin is 245 Palm Trail, Delray Beach, Florida 33483 and the address of Mr. Asher is 1011 Lake Street, Suite 311, Oak Park, Illinois 60301.

(2)	Unless otherwise noted, the business address of each of the following entities or individuals is c/o SeaStar Medical Holding Corporation, 3513 Brighton Blvd Ste 410, Denver, CO 80216.
(3)	Includes 807 shares of Common Stock issuable upon the exercise of vested options with a weighted-average exercise price of $505.65, within 60 days of March 31, 2026.
(4)	Includes 266 shares of Common Stock issuable upon the exercise of vested options with a weighted-average exercise price of $460.00 within 60 days of March 31, 2026, and 500 shares of Common Stock issuable upon the vesting of restricted stock units within 60 days of March 31, 2026.
(5)	Includes 146 shares of Common Stock issuable upon the exercise of vested options with a weighted-average exercise price of $243.53 within 60 days of March 31, 2026,
(6)	Includes 1,219 shares of Common Stock issuable upon the exercise of vested options with a weighted-average exercise price of $464.29, within 60 days of March 31, 2026, and 533 shares of Common Stock issuable upon the vesting of restricted stock within 60 days of March 31, 2026.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers, and persons who own more than ten percent of a registered class of the Company’s equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

To our knowledge, based solely on our review of such reports filed on EDGAR and the written representations of reporting persons, we believe that for the year ended December 31, 2025, all required reports were filed on a timely basis under Section 16(a), except for the following reports filed late due to administrative errors: (i) John Neumann had three late Form 4 filings (constituting eight late transactions), (ii) Jennifer Baird had two late Form 4 filings (constituting three late transactions), (iii) Kenneth Van Heel had one late Form 4 filing (constituting two late transactions), (iv) Bernadette Vincent had one late Form 4 filing (constituting three late transactions), and (v) Michael Messinger had one late Form 3 filing.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Certain Relationships and Related Person Transactions

Other than as described in “— Executive Compensation” there have been no transactions since January 1, 2024 to which we were or will be a party in which the amount involved exceeds $120,000 and in which any director, nominee for director, executive officer, beneficial holder of more than 5% of our capital stock or any member of their immediate family or any entity affiliated with any of the foregoing persons had or will have a direct or indirect material interest.

Related Person Transaction Policy

The Company adopted a related person transaction policy that sets forth its procedures for the identification, review, consideration and approval or ratification of related person transactions. For purposes of the Company’s policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which the Company and any related person are, were or will be participants in which the amount involved exceeds $120,000. Transactions involving compensation for services provided to the Company as an employee or director are not covered by this policy. A related person is any executive officer, director or beneficial owner of more than 5% of any class of the Company’s voting securities and any of their respective immediate family members and any entity owned or controlled by such persons.

Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, the Company’s management must present information regarding the related person transaction to the Company’s audit committee, or, if audit committee approval would be inappropriate, to another independent body of the Board, for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests (direct and indirect) of the related persons, the benefits to the Company of the transaction and whether the transaction is on terms that are comparable to the terms available to or from (as the case may be) an unrelated third party or to or from employees generally. Under the policy, the Company will collect information that it deems reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder to enable the Company to identify any existing or potential related person transactions and to effectuate the terms of the policy. In addition, under the Code of Conduct, the Company’s employees and directors will have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering related person transactions, the Company’s audit committee, or other independent body of the Board, will take into account the relevant available facts and circumstances including, but not limited to:

●	the risks, costs and benefits to the Company;

●	the impact on a director’s independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

●	the availability of other sources for comparable services or products; and

●	the terms available to or from, as the case may be, unrelated third parties or to or from employees generally

The policy requires that, in determining whether to approve, ratify or reject a related person transaction, the Company’s audit committee, or other independent body of the Board, must consider, in light of known circumstances, whether or not the transaction is consistent with the Company’s best interests and those of the Company’s stockholders, as the Company’s audit committee, or other independent body of the Board, determines in the good faith exercise of its discretion.

Limitation on Liability and Indemnification of Directors and Officers

Our Charter limits the liability for directors to the fullest extent permitted under the Delaware General Corporation Law (“DGCL”). The DGCL provides that directors of a corporation will not be personally liable for monetary damages for a breach of their fiduciary duties as directors, except for liability:

1.	for any transaction from which the director derives an improper personal benefit;

2.	for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

3.	for any unlawful payment of dividends or redemption of shares; or

4.	For any breach of a director’s duty of loyalty to the corporation or its stockholders.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the directors will be further eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Delaware law and the Bylaws provide that we will, in certain situations, indemnify our directors and officers and may indemnify other employees and agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment, or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.

We maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe these provisions in the Charter and Bylaws are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of material U.S. federal income tax considerations applicable to a Non-U.S. Holder (as defined below) with respect to the ownership and disposition of shares of our Common Stock acquired pursuant to this offering. For purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of shares of our Common Stock acquired pursuant to this offering that is treated for U.S. federal income tax purposes as an individual, corporation, estate or trust, other than:

●	an individual who is a citizen or resident of the United States, as determined for U.S. federal income tax purposes;

●	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust if: (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a domestic trust.

If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds shares of our Common Stock, the tax treatment of a person treated as a partner of such partnership generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding shares of our Common Stock and persons that, for U.S. federal income tax purposes, are treated as partners in such partnerships should consult their own tax advisors regarding the U.S. federal income tax consequences to them.

This discussion only addresses beneficial owners that are Non-U.S. Holders of shares of our Common Stock acquired pursuant to this offering that hold such shares of Common Stock as a capital asset within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to a Non-U.S. Holder in light of such Non-U.S. Holder’s particular circumstances or that may be applicable to Non-U.S. Holders subject to special treatment under U.S. federal income tax law (including, for example, banks, financial institutions, regulated investment companies, mutual funds, real estate investment trusts, dealers in securities, traders in securities that elect mark-to-market treatment, insurance companies, tax-exempt entities, governmental organizations, Non-U.S. Holders who acquire our Common Stock pursuant to the exercise of employee stock options or otherwise as compensation for their services, Non-U.S. Holders liable for the alternative minimum tax, controlled foreign corporations (and shareholders therein), passive foreign investment companies (and shareholders therein), former citizens or former long-term residents of the United States, persons subject to special tax accounting rules as a result of any item of gross income with respect to shares of our Common Stock being taken into account in an applicable financial statement, partnerships or other pass-through entities (and investors therein), corporations organized outside the United States, any state thereof, or the District of Columbia that are nonetheless treated as U.S. persons for U.S. federal income tax purposes, persons deemed to sell our Common Stock under the constructive sale provisions of the Code, and Non-U.S. Holders that hold our Common Stock as part of a hedge, straddle, constructive sale, conversion, or other integrated transaction). In addition, this discussion does not address U.S. federal tax laws other than those pertaining to U.S. federal income tax (such as U.S. federal estate or gift tax, the alternative minimum tax, or the federal net investment income tax), nor does it address any aspects of U.S. state, local or non-U.S. taxes. Non-U.S. Holders are urged to consult with their own tax advisors regarding the possible application of these taxes. Except as discussed below, this summary does not address tax reporting requirements.

The following discussion is based upon current provisions of the Code, U.S. judicial decisions, administrative pronouncements and Treasury regulations, all as in effect and applicable as of the date hereof. All of the preceding authorities are subject to change at any time, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a legal opinion from legal counsel or a ruling from the IRS with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions we have reached and describe herein.

Prospective purchasers should consult their own tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable foreign tax laws of the acquisition, ownership and disposition of our Common Stock.

Distributions

Distributions of cash or property that we pay in respect of our Common Stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Subject to the discussions below under “-U.S. Trade or Business Income,” “-Information Reporting and Backup Withholding” and “-FATCA,” a Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our Common Stock. If the amount of the distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a return of capital to the extent of such holder’s tax basis in our Common Stock, and thereafter will be treated as capital gain. However, we (or the paying agent or other intermediary through which a Non-U.S. Holder holds its Common Stock elects) may be required to withhold on the entire distribution, in which case a Non-U.S. Holder would be entitled to a refund from the IRS for the withholding tax on the portion of the distribution that exceeded our current and accumulated earnings and profits. If we are a USRPHC (as defined below) and we do not qualify for the Regularly Traded Exception (as defined below), distributions which constitute a return of capital will be subject to withholding tax unless an application for a withholding certificate is filed to reduce or eliminate such withholding.

In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a Non-U.S. Holder will be required to provide a properly executed IRS Form W-8BEN or Form W-8BEN-E (or, in each case, a successor form) certifying such holder’s entitlement to benefits under the treaty. If a Non-U.S. Holder is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, such holder may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. Non-U.S. Holders are urged to consult their own tax advisor regarding possible entitlement to benefits under an applicable income tax treaty.

Sale, Exchange or Other Taxable Disposition of Common Stock

Subject to the discussions below under “-U.S. Trade or Business Income,” “-Information Reporting and Backup Withholding” and “-FATCA,” Non-U.S. Holders generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale, exchange or other taxable disposition of our Common Stock unless:

●	the gain is U.S. trade or business income, in which case, such gain will be taxed as described in “-U.S. Trade or Business Income” below;

●	the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, in which case the Non-U.S. Holder will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable income tax treaty) on the amount by which certain capital gains allocable to U.S. sources exceed certain capital losses allocable to U.S. sources; or

●	we are or have been a “United States real property holding corporation” (a “USRPHC”) under Section 897 of the Code at any time during the shorter of the five-year period ending on the date of the disposition and such Non-U.S. Holder’s holding period for the Common Stock, in which case, subject to the exception set forth in the second sentence of the next paragraph, such gain will be subject to U.S. federal income tax in the same manner as U.S. trade or business income discussed below.

In general, a corporation is a USRPHC if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. In the event that we are determined to be a USRPHC, gain will not be subject to tax as U.S. trade or business income if such Non-U.S. Holder’s holdings (actually and constructively) at all times during the applicable period described in the third bullet point above constituted 5% or less of our Common Stock, provided that our Common Stock was regularly traded on an established securities market during such period as determined under the rules set forth in the Treasury regulations (the “Regularly Traded Exception”). We believe that we are not currently, and we do not anticipate becoming in the future, a USRPHC for U.S. federal income tax purposes.

U.S. Trade or Business Income

For purposes of this discussion, dividend income and gain on the sale, exchange or other taxable disposition of our Common Stock will be considered to be “U.S. trade or business income” if (i) such income or gain is effectively connected with a Non-U.S. Holder’s conduct of a trade or business within the United States and (ii) a Non-U.S. Holder is eligible for the benefits of an income tax treaty with the United States and, if such treaty requires, such gain is attributable to a permanent establishment (or, if a Non-U.S. Holder is an individual, a fixed base) that Non-U.S. Holder maintains in the United States. Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided that a Non-U.S. Holder complies with applicable certification and disclosure requirements, including providing a properly executed IRS Form W-8ECI (or successor form)); instead, a Non-U.S. Holder is subject to U.S. federal income tax on a net basis at regular U.S. federal income tax rates (generally in the same manner as a U.S. person) on such Non-U.S. Holder’s U.S. trade or business income. If a Non-U.S. Holder is a corporation, any U.S. trade or business income that a Non-U.S. Holder receives may also be subject to a “branch profits tax” at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty.

Information Reporting and Backup Withholding

We must annually report to the IRS and to each Non-U.S. Holder any dividend income that is subject to U.S. federal withholding tax or that is exempt from such withholding pursuant to an income tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which a Non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation on certain reportable payments. Dividends paid to such Non-U.S. Holder will generally be exempt from backup withholding if such Non-U.S. Holder provides a properly executed IRS Form W-8BEN or Form W-8BEN-E (or, in each case, a successor form) or otherwise establish an exemption and we do not have actual knowledge or reason to know that such Non-U.S. Holder a U.S. person or that the conditions of such other exemption are not, in fact, satisfied.

The payment of the proceeds from the disposition of our Common Stock to or through the U.S. office of any broker (U.S. or non-U.S.) will be subject to information reporting and possible backup withholding unless a Non-U.S. Holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption and the broker does not have actual knowledge or reason to know that such holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of proceeds from the disposition of our Common Stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related financial intermediary”). In the case of the payment of proceeds from the disposition of our Common Stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related financial intermediary, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is not a U.S. person and the broker has no knowledge to the contrary. Non-U.S. Holders are urged to consult their tax advisor on the application of information reporting and backup withholding in light of their particular circumstances.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against its U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

FATCA

Pursuant to Section 1471 through 1474 of the Code, commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”), foreign financial institutions (which include most foreign hedge funds, private equity funds, mutual funds, securitization vehicles and any other investment vehicles) and certain other foreign entities that do not otherwise qualify for an exemption must comply with information reporting rules with respect to their U.S. account holders and investors or be subject to a withholding tax on U.S. source payments made to them (whether received as a beneficial owner or as an intermediary for another party).

More specifically, a foreign financial institution or other foreign entity that does not comply with the FATCA reporting requirements or otherwise qualify for an exemption will generally be subject to a 30% withholding tax with respect to any “withholdable payments.” For this purpose, withholdable payments generally include U.S.-source payments otherwise subject to nonresident withholding tax (e.g., U.S.-source dividends). While withholding under FATCA would have also applied to payments of gross proceeds from the sale or other disposition of shares of our Common Stock, proposed Treasury regulations eliminate FATCA withholding on payments of gross proceeds. The preamble to these proposed regulations indicates that taxpayers may rely on them pending their finalization. The FATCA withholding tax will apply to all withholdable payments without regard to whether the beneficial owner of the payment would otherwise be entitled to an exemption from imposition of withholding tax pursuant to an applicable income tax treaty with the United States or U.S. domestic law. We will not pay additional amounts to holders of our Common Stock in respect of amounts withheld. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

FATCA currently applies to dividends made in respect of our Common Stock. To avoid withholding on dividends, Non-U.S. Holders may be required to provide us (or our withholding agents) with applicable tax forms or other information. Non-U.S. Holders are urged to consult with their own tax advisors regarding the effect, if any, of the FATCA provisions to them based on their particular circumstances.

DESCRIPTION OF SECURITIES

The following summary of the material terms of our securities is not intended to be a complete summary of the rights and preferences of such securities. The descriptions below are qualified by reference to the actual text of the Third Amended and Restated Certificate of Incorporation of SeaStar Medical Holding Corporation, as amended (the “Charter”) and our Second Amended and Restated By-laws (the “Bylaws”). We urge you to read the Charter and the Bylaws in their entirety for a complete description of the rights and preferences of our securities.

Authorized and Outstanding Stock

The Charter authorizes the issuance of 435,000,000 shares, consisting of (a) 425,000,000 shares of Common Stock and (b) 10,000,000 shares of preferred stock (the “Preferred Stock”).

The outstanding shares of Common Stock issued in the Business Combination are duly authorized, validly issued, fully paid and non-assessable. All outstanding shares of LMAO Class B Common Stock following the Business Combination were converted into shares of LMAO Class A Common Stock on a one-to-one basis. Immediately following the conversion of such Class B Common Stock into shares of Class A Common Stock, each share of Class A Common Stock issued and outstanding was reclassified, redesignated and changed into one validly issued, fully paid and non-assessable share of Common Stock.

Common Stock

The Charter provides the following with respect to the rights, powers, preferences and privileges of the Common Stock:

Holders

On April 20, 2026 there were approximately 91 holders of record of our Common Stock.

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of Common Stock possess all voting power for the election of our directors and all other matters requiring stockholder action. Holders of Common Stock are entitled to one vote per share on matters to be voted on by stockholders. The Charter does not provide for cumulative voting rights.

Dividends

Subject to the rights, if any, of the holders of any outstanding shares of Preferred Stock, under the Charter, holders of Common Stock will be entitled to receive such dividends, if any, as may be declared from time to time by the Board in its discretion out of funds legally available therefor.

Liquidation, Dissolution and Winding Up

In the event of our voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up, the holders of the Common Stock will be entitled to receive an equal amount per share of all of our assets of whatever kind available for distribution to stockholders, after the rights of the holders of the Preferred Stock have been satisfied and after payment or provision for payment of our debts.

Preemptive or Other Rights

There are no preemptive rights or sinking fund provisions applicable to the shares of our Common Stock.

Preferred Stock

The Charter provides that shares of Preferred Stock may be issued from time to time in one or more series. Our Board is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional, or other special rights and any qualifications, limitations, and restrictions thereof, applicable to the shares of each series. Our Board will be able to, without stockholder approval, issue Preferred Stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the Common Stock and could have anti-takeover effects. The ability of our Board to issue Preferred Stock without stockholder approval could have the effect of delaying, deferring, or preventing a change of control of us or the removal of existing management. We have no Preferred Stock outstanding at the date hereof. Although we do not currently intend to issue any shares of Preferred Stock, we cannot assure you that we will not do so in the future.

While we have no current plans to issue Preferred Stock, circumstances in which we might issue Preferred Stock in the future could include, among others, offerings of Preferred Stock undertaken for capital raising purposes (whether before or in connection with our initial business combination or thereafter), issuances in connection with acquisitions we might make in the future, or issuances in connection with potential change of control or strategic transactions involving us. Any determination by us to issue shares of Preferred Stock in the future will be dependent on the facts and circumstances at the time.

Anti-Takeover Effects of Provisions of our Charter, our Bylaws and Delaware Law

Some provisions of Delaware law and our Charter and Bylaws contain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the Board. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, beneficially owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by Board, such as discouraging takeover attempts that might result in a premium over the market price of our Common Stock.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock makes it possible for the Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to institute a change of control of our company. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Special Stockholder Meetings

Our Charter provides that a special meeting of stockholders may only be called by the Board.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board or a committee of the Board.

Elimination of Stockholder Action by Written Consent

Our Bylaws eliminate the right of stockholders to take action by written consent any action required to be taken at any annual or special meeting of our stockholders.

Classified Board; Election and Removal of Directors; Filling Vacancies

The Board is divided into three classes. The directors in each class serve for a three-year term, one class being elected each year by our stockholders. Only one class of directors is elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of Common Stock outstanding will be able to elect all of our directors. Our Charter provides for the removal of any of our directors only for cause and requires a stockholder vote by the holders of at least a 66-2/3% of the outstanding shares of our capital stock entitled to vote in the election of directors or class of directors, voting together as a single class, at a meeting of the stockholders called for that purpose. Furthermore any new directorships or vacancies in the Board, including new directorships resulting from any increase in the number of directors to serve on the whole board and/or any unfilled vacancies by reason of death, resignation, disqualification, removal for cause, failure to elect or otherwise with respect to any director, may be filled by only the vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director. This system of electing and removing directors and filling vacancies may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of our directors.

Choice of Forum

Our Charter provides that, unless a majority of the Board, acting on our behalf, consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court located within the State of Delaware or, if no court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our Charter, our Bylaws or as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; or any action asserting a claim against us that is governed by the internal affairs doctrine. Our Charter also provides that the federal district courts of the United States of America are the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

We believe these provisions may benefit us by providing increased consistency in the application of Delaware law and federal securities laws by chancellors and judges, as applicable, particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, these provisions may have the effect of discouraging lawsuits against our directors and officers. The exclusive forum provision would not apply to suits brought to enforce any liability or duty created by the Exchange Act.

Our exclusive forum provision does not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders are not deemed to have waived our compliance with these laws, rules and regulations.

Although our Charter contains the choice of forum provisions described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.

Amendment of Charter Provisions

Our Charter grants us the right to amend, alter, change or repeal any provision in our Charter in the manner prescribed by the DGCL (the “Delaware General Corporation Law”). Under Section 242 of the DGCL, our Charter requires a greater vote, a proposed amendment to our Charter must be approved by the affirmative vote of a majority of the voting power of the outstanding stock entitled to vote thereon and a majority of the outstanding stock of each class entitled to vote as a class.

Amendment of Bylaw Provisions

Our Bylaws grant the Board the authority to amend, alter, repeal, or adopt new Bylaws in accordance with the procedures outlined in the Bylaws themselves. The Board can make such changes by a majority vote of all Board members at any regular or special meeting. Additionally, stockholders have the right to amend, alter, repeal, or adopt new bylaws by an affirmative vote of at least 50% of the outstanding shares of capital stock entitled to vote in the election of directors.

The provisions of the Delaware General Corporation Law, our Charter and our Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our Common Stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Warrants

Listed Warrants

Exercising a total of 250 Listed Warrants entitles the holder thereof to purchase one share of Common Stock at an aggregate price of $2,875.00 per share, subject to adjustment as discussed below, at any time after November 27, 2022. The Listed Warrants will expire on October 28, 2027, or earlier upon redemption or liquidation.

We will not be obligated to deliver any shares of Common Stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Common Stock underlying the Listed Warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable and we will not be obligated to issue shares of Common Stock upon exercise of a warrant unless Common Stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the Listed Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any Listed Warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the share of Common Stock underlying such unit.

We will use our best efforts to maintain a current prospectus relating to those shares of Common Stock until the Listed Warrants expire, as specified in the warrant agreement. Notwithstanding the above, if our Common Stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of Listed Warrants who exercise their Listed Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but we will be required to use our reasonable best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Once the Listed Warrants become exercisable, we may call the Listed Warrants for redemption (other than the Private Placement Warrants, as described below):

●	in whole and not in part;

●	at a price of $0.01 per warrants;

●	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

●	if, and only if, the reported last sale price of the Common Stock equals or exceeds $4,500.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending 3 business days before we send the notice of redemption to the warrant holders.

If and when the Listed Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the Listed Warrants, each warrant holder will be entitled to exercise its warrant prior to the scheduled redemption date. However, the price of the Common Stock may fall below the $4,500.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations, and the like) as well as the $2,875.00 warrant exercise price after the redemption notice is issued.

If we call the Listed Warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their Listed Warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of Listed Warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of Common Stock issuable upon the exercise of our Listed Warrants. If our management takes advantage of this option, all holders of Listed Warrants would pay the exercise price by surrendering their Listed Warrants for that number of shares of Common Stock equal to the quotient obtained by dividing: (x) the product of the number of shares of Common Stock underlying the Listed Warrants, multiplied by the difference between the exercise price of the Listed Warrants and the “fair market value” (defined below); by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Listed Warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Common Stock to be received upon exercise of the Listed Warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the Listed Warrants after our initial business combination. If we call our Listed Warrants for redemption and our management does not take advantage of this option, our Sponsor and its permitted transferees would still be entitled to exercise their Private Placement Warrants (as described below) for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their Listed Warrants on a cashless basis, as described in more detail below.

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as a holder may specify) of the shares of Common Stock outstanding immediately after giving effect to such exercise.

If the number of outstanding shares of Common Stock is increased by a stock dividend payable in shares of Common Stock, or by a split-up of shares of Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Common Stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of Common Stock. A rights offering to holders of Common Stock entitling holders to purchase shares of Common Stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of Common Stock equal to the product of: (i) the number of shares of Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Common Stock); and (ii) one (1) minus the quotient of: (x) the price per share of Common Stock paid in such rights offering, divided by (y) the fair market value. For these purposes: (i) if the rights offering is for securities convertible into or exercisable for Common Stock, in determining the price payable for Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion; and (ii) fair market value means the volume weighted average price of Common Stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the Listed Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of Common Stock on account of such shares of Common Stock (or other shares of our capital stock into which the Listed Warrants are convertible), other than: (a) as described above; or (b) certain ordinary cash dividends, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Common Stock in respect of such event.

If the number of outstanding shares of our Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Common Stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of Common Stock.

Whenever the number of shares of Common Stock purchasable upon the exercise of the Listed Warrants is adjusted, as described above, the warrant exercise price will be adjusted (to the nearest cent) by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Common Stock purchasable upon the exercise of the Listed Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Common Stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of Common Stock (other than those described above or that solely affects the par value of such shares of Common Stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the Listed Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Listed Warrants and in lieu of the shares of our Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Listed Warrants would have received if such holder had exercised their Listed Warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Common Stock in such a transaction is payable in the form of Common Stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the Listed Warrants when an extraordinary transaction occurs during the exercise period of the Listed Warrants pursuant to which the holders of the Listed Warrants otherwise do not receive the full potential value of the Listed Warrants.

The Listed Warrants were issued in registered form under a warrant agreement between Continental, as warrant agent, and us. The description of the Listed Warrants set forth herein is a summary and does not purport to be complete. The warrant agreement provides that the terms of the Listed Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding Listed Warrants to make any change that adversely affects the interests of the registered holders of Listed Warrants.

The Listed Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of Listed Warrants being exercised. The warrant holders do not have the rights or privileges of holders of Common Stock and any voting rights until they exercise their Listed Warrants and receive shares of Common Stock. After the issuance of shares of Common Stock upon exercise of the Listed Warrants, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by stockholders.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement will be brought and enforced in the courts of the City of New York, County of New York, State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Listing

Our Common Stock and Listed Warrants are traded on the Nasdaq Capital Market under the symbols “ICU” and “ICUCW,” respectively.

LEGAL MATTERS

The validity of the securities offered by this prospectus has been passed upon for us Dorsey & Whitney LLP, Salt Lake City, Utah.

EXPERTS

The consolidated financial statements as of December 31, 2025 and 2024 and for the years then ended incorporated by reference in this prospectus have been so included in reliance on the report of WithumSmith+Brown, PC, an independent registered public accounting firm, which report includes an explanatory paragraph about the existence of substantial doubt concerning the Company’s ability to continue as a going concern, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities offered by this prospectus. This prospectus, which forms a part of such registration statement, does not contain all of the information included in the registration statement. For further information pertaining to us and our securities, you should refer to the registration statement and to its exhibits. The registration statement has been filed electronically and may be obtained in any manner listed below. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement or a report we file under the Exchange Act, you should refer to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit to a registration statement or report is qualified in all respects by the filed exhibit.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the internet at the SEC’s website at www.sec.gov and on our website, free of charge, at https://seastarmedical.com/. The information found on, or that can be accessed from or that is hyperlinked to, our website is not part of this prospectus. You may inspect a copy of the registration statement through the SEC’s website, as provided herein.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference into this document will be deemed to be modified or superseded for purposes of the document to the extent that a statement contained in this document or any other subsequently filed document that is deemed to be incorporated by reference into this document modifies or supersedes the statement. We incorporate by reference into this prospectus the following information (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

●	Our Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on March 25, 2026;

●	Our Current Report on Form 8-K filed with the SEC January 20, 2026; and

●	The description of our Common Stock set forth in our registration statement on Form 8-A/A filed with the SEC on October 31, 2022, as updated by Exhibit 4.3 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 27, 2025, and any amendment or report filed with the SEC for the purposes of updating such description.

We also incorporate by reference into this prospectus all documents (other than Current Reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) that are filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, including those made after the date of the initial filing of the registration statement of which this prospectus is a part and prior to effectiveness of such registration statement, as well as after the date of this prospectus until we file a post-effective amendment that indicates the termination of the offering of the shares of our Common Stock made by this prospectus and will become a part of this prospectus from the date that such documents are filed with the SEC. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, as well as proxy statements.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, without charge upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus but not delivered with this prospectus, including exhibits which are specifically incorporated by reference into such documents. You should direct any requests for documents to SeaStar Medical Holding Corporation, 3513 Brighton Blvd., Suite 410, Denver, CO 80216; telephone: (844) 427-8100.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference into this document will be deemed to be modified or superseded for purposes of the document to the extent that a statement contained in this document or any other subsequently filed document that is deemed to be incorporated by reference into this document modifies or supersedes the statement.

Up to 1,664,543 Shares

Common Stock

PROSPECTUS

May 11, 2026

You should rely only on the information contained in, or incorporated by reference into, this prospectus and any prospectus supplement. We have not authorized anyone to provide you with different information. You should not assume that the information contained is accurate as of any date other than the date of this prospectus. We are not making an offer of these securities in any state where the offer is not permitted.